Exhibit 99.1

WEBULL 2026 PROXY STATEMENT

WEBULL CORPORATION

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

MEETING DATE	Friday, October 30, 2026
TIME	2:30 p.m. Eastern Time (EDT)
PLACE	200 Carillon Pkwy, St. Petersburg, Florida USA 33716 and virtually via live webcast at https://www.cstproxy.com/webullcorp/2026
RECORD DATE	September 25, 2026

The Board of Directors recommends that shareholders vote FOR each proposal described in these materials.

Important Notice Regarding the Availability of Proxy Materials for
the General Meeting to be held on Friday, October 30, 2026.

The Proxy Statement and Notice of General Meeting are available at https://www.cstproxy.com/webullcorp/2026 and Webullcorp.com. Registered shareholders may submit a proxy before the General Meeting by Internet at www.cstproxyvote.com.

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WEBULL 2026 PROXY STATEMENT

Notice of General Meeting of Shareholders

To the Shareholders of Webull Corporation:

Notice is hereby given that the General Meeting of Shareholders (the “General Meeting”) of Webull Corporation, a Cayman Islands exempted company (the “Company” or “Webull”), will be held as a hybrid meeting on Friday, October 30, 2026 at 2:30 p.m. Eastern Time (EDT), at 200 Carillon Pkwy, St. Petersburg, Florida, United States 33716 and virtually via live webcast hosted by Continental Stock Transfer & Trust Company (“CST”) at https://www.cstproxy.com/webullcorp/2026, for the following purposes:

MATTER	ACTION REQUESTED
PROPOSAL 1

To consider and, if thought fit, pass the following resolution as a special resolution: “RESOLVED, AS A SPECIAL RESOLUTION, that the Sixth Amended and Restated Memorandum and Articles of Association of the Company in the form set forth in Appendix A to the Proxy Statement (the “Sixth Amended M&AA”) be approved and adopted as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company with immediate effect.” The principal amendments are summarized in Proposal 1.

PROPOSAL 2

To consider and, if thought fit, pass the following resolution as an ordinary resolution: “RESOLVED, AS AN ORDINARY RESOLUTION, that the Webull Corporation 2026 Employee Share Purchase Plan, in the form set forth in Appendix B to the Proxy Statement, including the reservation of 5,000,000 Class A Ordinary Shares for issuance thereunder, be approved.”

OTHER BUSINESS	To transact any other business that may properly come before the General Meeting or any adjournment or postponement thereof, to the extent permitted by applicable law and the Existing M&AA.

Only holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares at the close of business on September 25, 2026, the record date for the General Meeting, and their valid proxyholders are entitled to receive notice of, attend and vote at the General Meeting. Beneficial owners whose Class A Ordinary Shares are held through a broker, bank or other nominee should follow the voting instructions provided by that nominee.

A shareholder entitled to attend and vote at the General Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder. A proxyholder need not be a shareholder. Whether or not you plan to attend, please vote promptly. Registered shareholders may submit a proxy over the Internet at www.cstproxyvote.com no later than 11:59 p.m. Eastern Time on October 29, 2026, or by completing, signing, dating and returning the enclosed proxy card in the accompanying postage-prepaid return envelope. Beneficial owners whose shares are held in street name should follow the voting instructions provided by their broker, bank or other nominee. Registered shareholders may also attend and vote remotely at https://www.cstproxy.com/webullcorp/2026 using the control number on their proxy card. Beneficial owners should follow the procedures described in this Proxy Statement.

By Order of the Board of Directors

Benjamin James

General Counsel

September 28, 2026

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WEBULL 2026 PROXY STATEMENT

Proxy Statement

GENERAL INFORMATION ABOUT THE GENERAL MEETING AND VOTING

Why am I receiving these materials?

This Proxy Statement, the Notice of General Meeting and the accompanying form of proxy (proxy card) are being provided in connection with the Board of Directors’ solicitation of proxies for use at the General Meeting and any adjournment or postponement thereof (collectively, the “Proxy Materials”). Capitalized terms used but not defined in these Proxy Materials have the meanings given to them in the Existing M&AA. Although Webull is a foreign private issuer and therefore is not subject to the U.S. proxy solicitation requirements under Regulation 14A of the Securities Exchange Act of 1934, as amended, the Company is voluntarily providing the Proxy Materials in accordance with Cayman Islands law, the Existing M&AA and the Board’s solicitation. The Proxy Materials are also available at https://www.cstproxy.com/webullcorp/2026 and Webullcorp.com.

When and where will the General Meeting be held?

The General Meeting will be held as a hybrid meeting on Friday, October 30, 2026, at 2:30 p.m. Eastern Time (EDT), at 200 Carillon Pkwy, St. Petersburg, Florida, United States 33716 and virtually via live webcast hosted by CST at https://www.cstproxy.com/webullcorp/2026. Shareholders may participate, vote and submit questions either in person or remotely, subject to the procedures described below. For purposes of the Existing M&AA, the physical place of the General Meeting will remain 200 Carillon Pkwy, St. Petersburg, Florida, United States 33716. To attend remotely, registered shareholders should visit https://www.cstproxy.com/webullcorp/2026, enter the control number shown on their proxy card and follow the on-screen instructions. Online access will begin at 2:15 p.m. Eastern Time (EDT), 15 minutes before the General Meeting is scheduled to begin. Shareholders attending remotely should allow sufficient time to complete the log-in process before the General Meeting begins.

What is the difference between a registered shareholder and a street-name holder?

If your shares are registered directly in your name in the Company’s register of members, you are a “registered shareholder” or “shareholder of record.” You will receive a proxy card containing a control number and voting instructions. If your Class A Ordinary Shares are held through a broker, bank or other nominee, you are a “beneficial owner” or “street-name holder”; the nominee is the registered shareholder and will provide a voting instruction form. The proxy card and voting instruction form may contain different voting methods and deadlines, so please follow the instructions on the document you receive.

Who is entitled to vote?

Registered shareholders at the close of business on September 25, 2026 may vote directly at the General Meeting, either at the physical location or remotely through the CST meeting website, or by proxy. Street-name holders as of that date may direct their broker, bank or other nominee how to vote by following the voting instruction form. A street-name holder who wishes to vote directly at the General Meeting must obtain a valid legal proxy from the nominee. To vote remotely, the legal proxy, together with the holder’s name, email address and a request for registration labeled “Legal Proxy,” must be received by CST at proxy@continentalstock.com no later than 2:30 p.m. Eastern Time (EDT) on October 27, 2026, so that CST can issue a meeting control number. CST may take up to 72 hours to process the request. To vote at the physical location, the holder must present the legal proxy at the General Meeting.

How many shares are entitled to vote and what are the voting rights?

As of the record date, 456,696,690 Class A Ordinary Shares and 83,859,005 Class B Ordinary Shares were issued and outstanding and entitled to vote. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to twenty votes on matters submitted to shareholders. The Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on the proposals described in these Proxy Materials.

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What matters will be voted on?

Shareholders will vote on (i) one special resolution to approve and adopt the Sixth Amended and Restated Memorandum and Articles of Association as a whole and (ii) one ordinary resolution to approve the Webull Corporation 2026 Employee Share Purchase Plan. Shareholders are not being asked to vote separately on the individual amendments included in the Sixth Amended M&AA. Proposal 1 summarizes the principal amendments, and Appendix A contains the complete Sixth Amended M&AA marked to show all proposed changes.

Voting Standards, Proxy Procedures and Meeting Access

What constitutes a quorum?

A quorum will be present if one or more registered shareholders are present at the physical location, participating remotely through the CST meeting website or represented by proxy and hold shares representing not less than one-third of all voting power of the issued and outstanding shares entitled to vote at the General Meeting. Abstentions and broker non-votes, if any, will be counted as present for purposes of determining whether a quorum exists.

What vote is required to approve Proposal 1?

Proposal 1 is a single special resolution to approve the Sixth Amended M&AA in its entirety. Approval requires not less than two-thirds of the votes validly cast by registered shareholders entitled to vote who vote at the physical location, remotely through the CST meeting website or by proxy at the General Meeting. A vote FOR Proposal 1 approves all amendments reflected in Appendix A as part of the Sixth Amended M&AA; a vote AGAINST Proposal 1 is a vote against adoption of the Sixth Amended M&AA as a whole. There is no separate vote on any individual amendment summarized in Proposal 1.

What vote is required to approve Proposal 2?

Proposal 2 must be approved as an ordinary resolution. Approval requires at least a simple majority of the votes validly cast by registered shareholders entitled to vote who vote at the physical location, remotely through the CST meeting website or by proxy at the General Meeting.

How will abstentions and broker non-votes be treated?

Only votes cast FOR or AGAINST a proposal will be treated as votes cast for purposes of the applicable voting threshold. Abstentions are not votes cast and therefore will not affect the outcome, although shares represented by a registered shareholder or proxyholder who abstains will count toward the quorum. Proposal 1 and Proposal 2 are expected to be treated as non-routine matters under the rules applicable to brokers, so a broker, bank or other nominee generally may not vote without instructions from the beneficial owner. A broker non-vote occurs when a broker, bank or other nominee does not receive voting instructions from the beneficial owner and lacks discretionary authority to vote on non-routine matters. A broker non-vote, if any, will not affect the outcome because it is not treated as a vote cast. If a nominee does not submit a proxy for uninstructed shares, those shares will not be represented for quorum purposes.

What is the difference among a proxy, a voting instruction form and a legal proxy?

A proxy is a registered shareholder’s appointment of the persons named on the proxy card, or another person selected by the shareholder, to vote the shareholder’s shares. A voting instruction form is used by a beneficial owner to direct the broker, bank or other nominee how to vote shares held in street name. A legal proxy is an authorization from that nominee that permits the beneficial owner or another designee to vote the shares directly at the General Meeting when the meeting procedures require one. A registered shareholder submits a proxy; a beneficial owner ordinarily submits voting instructions.

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How do I vote?

If you are a registered shareholder, you may vote your shares in any of the following ways:

•        By Internet before the General Meeting.    Have your proxy card in hand, go to CST’s advance-voting website at www.cstproxyvote.com, enter the control number and follow the instructions. Internet voting is available 24 hours a day, seven days a week, and your proxy must be submitted no later than 11:59 p.m. Eastern Time on October 29, 2026.

•        By mail.    Complete, sign and date the enclosed proxy card and return it promptly in the accompanying postage-prepaid return envelope. The proxy card must be received before the commencement of the General Meeting or by any earlier deadline stated on the proxy card.

•        During the General Meeting.    Attend the General Meeting remotely through the CST meeting website at https://www.cstproxy.com/webullcorp/2026, enter the control number shown on your proxy card and cast your vote while the polls are open. If you attend the physical meeting location, follow the voting procedures announced at the General Meeting.

A proxy submitted by Internet authorizes the persons named on the proxy card to vote your shares in the same manner as if you completed, signed and returned the proxy card. Do not also return the proxy card unless you intend to change your proxy.

How do I vote if my shares are held in street name?

Follow the instructions on the voting instruction form provided by your broker, bank or other nominee. The available voting methods before the General Meeting will depend on the nominee’s voting process. Have the voting instruction form in hand and follow the instructions provided on it. The nominee’s deadline may be earlier than the deadline applicable to registered shareholders. Do not return the Company’s proxy card. To vote directly at the General Meeting, you must obtain a valid legal proxy from the nominee. If you intend to vote remotely, submit the legal proxy to CST at proxy@continentalstock.com no later than 2:30 p.m. Eastern Time (EDT) on October 27, 2026, and obtain a meeting control number from CST; if you intend to vote at the physical location, bring the legal proxy with you.

What is a control number, and where do I find it?

If you are a registered shareholder, your control number is printed on your proxy card. You will use it to submit a proxy through www.cstproxyvote.com and to access the General Meeting through the CST meeting website at https://www.cstproxy.com/webullcorp/2026. If you hold shares in street name, the control number on your voting instruction form is used to submit voting instructions through the website identified on that form and generally will not permit you to vote directly at the General Meeting. A beneficial owner who wishes to vote directly at the General Meeting must obtain a valid legal proxy and, to vote remotely, a meeting control number from CST as described above. If you receive more than one proxy card or voting instruction form, use the control number on each document to vote each account separately and keep each control number confidential. If your control number is missing, registered shareholders should contact CST at proxy@continentalstock.com or use the contact information shown on the proxy card, and beneficial owners should contact their broker, bank or other nominee.

Is submitting a proxy over the Internet before the General Meeting the same as voting online during the General Meeting?

No. Before the General Meeting, a registered shareholder accesses www.cstproxyvote.com directly to submit a proxy, and a beneficial owner uses the website identified on the voting instruction form to submit voting instructions. During the General Meeting, a registered shareholder may cast a direct vote through the CST meeting website using the control number shown on the proxy card. A beneficial owner may vote through the CST meeting website only after obtaining a valid legal proxy and CST-issued meeting control number. A proxyholder appointed directly by a registered shareholder may vote remotely after completing CST’s credentialing process. The advance-voting and live-meeting websites are different: use www.cstproxyvote.com for a registered shareholder’s advance proxy and https://www.cstproxy.com/webullcorp/2026 to attend and vote remotely during the General Meeting. The October 29, 2026 deadline applies only to advance proxy submission; eligible participants may vote through the CST

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meeting website until the chair announces that the polls are closed. A direct vote cast during the General Meeting will supersede an earlier proxy with respect to the same shares, but merely attending the General Meeting will not revoke a previously submitted proxy.

How do I attend and participate in the General Meeting remotely?

Registered shareholders as of the record date may attend the General Meeting remotely by visiting the CST meeting website at https://www.cstproxy.com/webullcorp/2026 using an Internet-connected device, entering the control number shown on their proxy card and following the on-screen instructions to register for or access the General Meeting. If advance registration is enabled, CST will provide confirmation and access information. Online access will begin at 2:15 p.m. Eastern Time (EDT), 15 minutes before the General Meeting is scheduled to begin. Beneficial owners who wish to vote or submit questions remotely must obtain a valid legal proxy from their broker, bank or other nominee, submit it to CST at proxy@continentalstock.com no later than 2:30 p.m. Eastern Time (EDT) on October 27, 2026, and obtain a meeting control number from CST. CST may take up to 72 hours to process a control-number request. Voting will remain available until the chair announces that the polls are closed. Technical support information will be posted on the CST meeting website, and assistance will be available from CST at 917-262-2373. A replay of the webcast will be available at https://www.cstproxy.com/webullcorp/2026 following the General Meeting.

How may I submit questions at the General Meeting?

Shareholders attending in person may ask questions when recognized by the chair. Shareholders attending remotely with a valid control number may submit written questions through the CST meeting website beginning when online access opens at 2:15 p.m. Eastern Time (EDT) and during the General Meeting. The Company will address questions relevant to the General Meeting and the Company’s business, subject to the rules of conduct and reasonable time constraints, and may group substantially similar questions.

How do I attend the General Meeting in person?

Shareholders as of the record date who wish to attend the General Meeting in person at 200 Carillon Parkway, St. Petersburg, Florida, United States 33716 should plan to arrive at least 15 minutes before the General Meeting begins. Questions concerning in-person attendance may be directed in advance to Webull Investor Relations at ir@webullcorp.com. Attendance at the physical location is limited to shareholders of record and beneficial owners as of the record date, or their authorized proxyholders. To gain admission, you must present: (i) valid government-issued photo identification (such as a driver’s license or passport); and (ii) proof of share ownership as of the record date. If you are a registered shareholder, acceptable proof of ownership includes your proxy card, a printout of your proxy distribution email or the Notice of Internet Availability (if you received materials electronically). If you hold shares in street name, acceptable proof of ownership for admission includes a brokerage statement, account statement or letter from your broker, bank or other nominee reflecting ownership as of the record date; however, to vote at the physical location, you must also present a valid legal proxy from your nominee. If you are attending as an authorized proxyholder or representative of a shareholder, you must also present the valid proxy appointing you. Cameras, recording devices and other electronic devices may not be permitted at the meeting. The Company reserves the right to deny admission to anyone who does not present acceptable identification and proof of ownership or who refuses to comply with security procedures.

May I vote during the General Meeting if I already submitted a proxy?

Yes. Submitting a proxy before the General Meeting does not prevent a registered shareholder from attending and voting during the General Meeting. A vote cast by the registered shareholder during the General Meeting, whether through the CST meeting website or by ballot at the physical location, will supersede any earlier proxy with respect to the same shares. Attendance alone will not revoke a previously submitted proxy.

May a beneficial owner vote during the General Meeting?

Yes, but only if you first obtain a valid legal proxy from your broker, bank or other nominee. To vote remotely, submit the legal proxy to CST at proxy@continentalstock.com no later than 2:30 p.m. Eastern Time (EDT) on October 27, 2026; CST may take up to 72 hours to process the request. CST will issue a meeting control number that you can use at https://www.cstproxy.com/webullcorp/2026 to attend and vote while the polls are open. To vote at the physical location, bring the legal proxy and follow the voting procedures announced at the General Meeting.

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May I appoint someone other than the persons named on the proxy card to attend and vote for me?

Yes. A registered shareholder may appoint one or more proxyholders, and a proxyholder need not be a shareholder. To appoint someone other than the persons named on the proxy card, complete the applicable portion of the proxy card and follow the return instructions. If the alternate proxyholder will attend the General Meeting remotely, contact CST at proxy@continentalstock.com no later than 2:30 p.m. Eastern Time (EDT) on October 27, 2026, to obtain any meeting control number or other credentials required for admission and voting. A beneficial owner should contact its broker, bank or other nominee regarding the appointment of a proxyholder.

How may I change or revoke my proxy or voting instructions?

A registered shareholder may change or revoke a proxy before it is exercised by (i) submitting a later proxy through www.cstproxyvote.com before 11:59 p.m. Eastern Time on October 29, 2026, (ii) delivering a properly signed, later-dated proxy card, (iii) delivering a written notice of revocation to Webull Corporation, Attention: General Counsel, 200 Carillon Pkwy, St. Petersburg, Florida 33716, United States, or by email to ir@webullcorp.com, in each case so that it is received before the shares are voted or (iv) attending the General Meeting and casting a direct vote either through the CST meeting website or at the physical location. The latest valid vote received before the polls close will control. Attendance alone will not revoke a proxy. A beneficial owner must follow the procedures and deadlines of its broker, bank or other nominee to change voting instructions.

What happens if I submit a signed proxy card without marking a voting choice?

If a properly signed proxy card is submitted without voting instructions, the persons named as proxyholders will vote the shares FOR Proposal 1 and FOR Proposal 2 and, to the extent permitted by applicable law and expressly authorized by the proxy card, in their discretion on any other matter properly presented at the General Meeting.

What should I do if I receive more than one proxy card or voting instruction form?

Vote each proxy card or voting instruction form separately using the control number and instructions appearing on that document. Receiving more than one document generally means that your shares are registered in more than one name or held in more than one account.

Who will receive and count the proxies and votes?

The Company has retained CST to host the virtual component of the General Meeting. CST will also provide Internet-voting services for registered shareholders through www.cstproxyvote.com. Brokers, banks and other nominees may use Broadridge or another platform to collect voting instructions from beneficial owners. The chair of the General Meeting may appoint one or more scrutineers to supervise the poll and certify the voting results.

Who will bear the cost of soliciting proxies?

The Company will bear the cost of preparing, furnishing and distributing the Proxy Materials and soliciting proxies or voting instructions. The Company may reimburse brokers, banks and other nominees for reasonable expenses incurred in forwarding the Proxy Materials to beneficial owners. Directors, officers and employees may solicit proxies without additional compensation.

What is “householding” and does it apply to this proxy solicitation?

“Householding” is a procedure under SEC rules that allows the delivery of a single copy of the Proxy Materials to multiple shareholders who share the same address, unless the Company has received contrary instructions. This procedure reduces printing costs and postage fees. If you share an address with another shareholder and wish to receive a separate copy of the Proxy Materials, or if you are receiving multiple copies and wish to receive only one copy per household, you may request a change by emailing ir@webullcorp.com or writing to Webull Corporation, Attention: Investor Relations, 200 Carillon Pkwy, St. Petersburg, Florida 33716, United States.

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Where can I obtain additional copies or assistance?

The Proxy Materials may be accessed at https://www.cstproxy.com/webullcorp/2026 and Webullcorp.com. Registered shareholders may submit a proxy before the General Meeting at www.cstproxyvote.com using the control number shown on the proxy card; beneficial owners should follow the instructions on their voting instruction form. For additional copies of the Proxy Materials, contact Webull Investor Relations at ir@webullcorp.com or write to Webull Corporation, Attention: Investor Relations, 200 Carillon Pkwy, St. Petersburg, Florida 33716, United States. Registered shareholders seeking voting assistance may contact CST at proxy@continentalstock.com or 917-262-2373. Beneficial owners should contact their broker, bank or other nominee regarding voting instruction forms and legal proxies.

How will voting be conducted during the General Meeting?

Each proposal will be decided on a poll. Registered shareholders may vote electronically through the CST meeting website while the polls are open. Beneficial owners may vote remotely only if they have obtained a valid legal proxy and CST-issued meeting control number, and proxyholders appointed directly by registered shareholders may vote remotely after completing CST’s credentialing process. Persons attending at the physical location will vote using the procedures announced at the General Meeting. The CST meeting webpage will identify the proposals and the Board’s recommendations and will permit eligible remote participants to submit questions. Voting will close when the chair announces that the polls are closed.

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WEBULL 2026 PROXY STATEMENT

PROPOSAL 1

Approval and Adoption of the Sixth Amended and Restated Memorandum and Articles of Association

General

The Board of Directors has approved and recommends that shareholders approve and adopt the Sixth Amended and Restated Memorandum and Articles of Association of Webull Corporation (the “Sixth Amended M&AA”) as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the Company’s existing Fifth Amended and Restated Memorandum and Articles of Association (the “Existing M&AA”) with immediate effect. Proposal 1 presents one special resolution on the Sixth Amended M&AA as a whole; the individual amendments are not separate voting items. The Sixth Amended M&AA is attached as Appendix A in a static blackline, showing additions in blue with double underlining and deletions in red with strike-through.

The Sixth Amended M&AA includes amendments relating principally to website publication of notices and documents, general meeting procedures, exclusive forum provisions and related administrative and conforming matters. The summary below describes the principal proposed amendments only and is qualified in its entirety by the complete text of the Sixth Amended M&AA. Shareholders should review Appendix A in full before voting.

Background and Reasons for the Amendments

The most significant proposed amendment concerns how the Company may give notices and other documents to shareholders. The Existing M&AA permits website publication only where the Company and the shareholder have agreed to that method and the shareholder is separately notified of the publication and how to access it. Subject to the Companies Act, applicable Designated Stock Exchange Rules and any other requirements binding on the Company, the Sixth Amended M&AA would permit a notice or other document to be given by publication on the Company’s website and/or the website of the Designated Stock Exchange without obtaining additional shareholder consent or separately notifying each shareholder, and would treat the notice or document as given 24 hours after publication. The amendment therefore permits publication in place of individualized delivery where applicable requirements allow.

The other principal amendments relate to general meeting procedures and exclusive forum provisions. The Sixth Amended M&AA also removes the expired post-closing lock-up provisions and Schedule A and includes limited administrative, clarifying, conforming and consequential changes, including updates relating to fractional shares, class-right and Class A/Class B voting and conversion mechanics, certain corporate governance matters, proxy delivery and electronic communications.

Summary of the Principal Amendments

PRINCIPAL AMENDMENT	SUMMARY
Website publication of notices and documents

Subject to the Companies Act, applicable Designated Stock Exchange Rules and other binding requirements, permit the Company to give notices and other documents to Members by publishing them on the Company’s Website and/or the website of the Designated Stock Exchange without obtaining additional consent or separately notifying each Member. A notice or document published in this manner would be deemed given 24 hours after publication. Under the Existing M&AA, website publication requires the Member’s agreement, separate notice of the publication and access details, and publication for a specified period.

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PRINCIPAL AMENDMENT	SUMMARY
General meeting procedures

Clarify that a general meeting may be held physically, virtually or in a hybrid format; require the meeting notice to describe the format, physical location (if any) and electronic access procedures; permit the Board to designate a Virtual Meeting; treat qualifying electronic participation by Members and the chair as presence; permit the Board to postpone or cancel a meeting before it begins, other than specified Member-called meetings; and streamline related poll and adjournment mechanics.

Exclusive forum provisions

Revise the existing U.S. exclusive-forum provision to expressly cover claims arising under the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended (together, “Securities Law Actions”), with the United States District Court for the Southern District of New York — or, if that court lacks subject-matter jurisdiction, the state courts in New York County, New York — as the exclusive forum within the United States; and add exclusive Cayman Islands jurisdiction, other than for Securities Law Actions, for specified shareholding and internal-affairs claims, including derivative actions, fiduciary-duty claims and claims under the Companies Act or the Memorandum and Articles.

Other amendments

Delete the expired post-closing lock-up provisions and Schedule A; add express authority to issue fractional shares; clarify certain class-right, Class A/Class B voting and conversion provisions; update certain corporate governance, transfer, proxy, electronic-communication and electronic-record mechanics; and make other administrative, clarifying, conforming and consequential changes.

The table above summarizes the principal amendments and does not purport to describe every change. Shareholders are not voting separately on any item in the table. Approval of Proposal 1 will approve all changes reflected in Appendix A as part of the Sixth Amended M&AA. Additional administrative, clarifying, conforming and consequential changes are described in the “Other amendments” row and shown in Appendix A.

Effect of Approval

If Proposal 1 is approved, the Existing M&AA will be amended and restated in its entirety and replaced by the Sixth Amended M&AA, after giving effect to all additions and deletions shown in Appendix A. Approval will apply to every amendment reflected in Appendix A, whether or not that amendment is separately summarized in this proposal. The Sixth Amended M&AA will become effective immediately upon passage of the special resolution.

The amendments will not, by themselves, issue, cancel or transfer any Ordinary Shares, change the one-vote-per-Class-A-Ordinary-Share and twenty-votes-per-Class-B-Ordinary-Share structure, or change the existing one-for-one Class B-to-Class A conversion ratio. The Sixth Amended M&AA includes limited clarifications regarding fractional shares, class rights, Class A/Class B voting and conversion mechanics, as reflected in Appendix A. The full text of the Sixth Amended M&AA will control if there is any inconsistency between this summary and Appendix A.

If Proposal 1 is not approved, the Existing M&AA will remain in effect and none of the proposed amendments described in this proposal will become effective.

Special Resolution to Be Voted On

SPECIAL RESOLUTION

“RESOLVED, AS A SPECIAL RESOLUTION, that the Sixth Amended and Restated Memorandum and Articles of Association of the Company in the form set forth in Appendix A to the Proxy Statement (the “Sixth Amended M&AA”) be approved and adopted as the memorandum and articles of association of the Company in substitution for, and to the exclusion of, the existing Fifth Amended and Restated Memorandum and Articles of Association of the Company, with immediate effect.”

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Vote Required and Board of Directors’ Recommendation

Proposal 1 is one special resolution applying to the Sixth Amended M&AA as a whole. Approval requires the affirmative vote of not less than two-thirds of the votes cast by shareholders entitled to vote who are present at the physical location, participating remotely through the CST meeting website or represented by proxy at the General Meeting. Shareholders will cast one vote FOR, AGAINST or ABSTAIN on Proposal 1, rather than separate votes on the amendments summarized above. Abstentions and broker non-votes, if any, are not votes cast and therefore will not affect the outcome.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL 1.
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PROPOSAL 2

Approval of the Webull Corporation 2026 Employee Share Purchase Plan

General

On December 22, 2025, the Board of Directors adopted the Webull Corporation 2026 Employee Share Purchase Plan (the “ESPP”), with an effective date of January 1, 2026, subject to shareholder approval within twelve months before or after the date of adoption. The ESPP reserves 5,000,000 Class A Ordinary Shares for issuance, subject to adjustment as described below.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), other than sub-plans or special rules adopted for employees outside the United States that are expressly designed not to qualify under Section 423. The complete text of the ESPP is attached as Appendix B and is incorporated into this proposal by reference.

Reasons for the ESPP

The Board believes that broad-based employee share ownership supports the Company’s long-term success. The ESPP is designed to give eligible employees a convenient opportunity to purchase Class A Ordinary Shares through payroll deductions, generally at a price equal to 85% of the lower of the market value on the first or last trading day of an offering period. The Board believes that this opportunity can strengthen employee alignment with shareholders, improve attraction and retention and support a culture of ownership across the Company’s global operations.

The Board also believes that a 5,000,000-share reserve is reasonable in relation to the expected scope of participation and the Company’s outstanding equity. As of the record date, the reserve represented approximately 1.09% of the Company’s outstanding Class A Ordinary Shares and approximately 0.92% of all outstanding Ordinary Shares. The closing price of a Class A Ordinary Share on Nasdaq on September 25, 2026 was US$7.19.

Summary of the ESPP

PLAN FEATURE	MATERIAL TERMS
Purpose and structure

Provide eligible employees of Webull and participating subsidiaries with an opportunity to purchase Class A Ordinary Shares and thereby encourage ownership and continued contributions to the Company. The plan includes a Section 423 component and authorizes non-Section 423 sub-plans for foreign jurisdictions.

Administration

The Compensation Committee, or an authorized delegate, will administer the ESPP. The administrator may interpret the plan, establish offering periods and administrative procedures, select participating subsidiaries and make determinations necessary or advisable for administration.

Eligible participants

Employees of Webull or a participating subsidiary who satisfy the applicable enrollment rules may participate. Employees customarily employed fewer than 20 hours per week or fewer than five months per year are excluded. The administrator may also exclude a designated group of highly compensated employees consistent with Section 423.

Five-percent limitation

An employee may not participate if, immediately after the option is granted, the employee would own or be deemed to own shares possessing 5% or more of the total combined voting power or value of all classes of the Company’s shares or the shares of a subsidiary.

Offering periods	Offering periods may not exceed 27 months. Unless the administrator establishes different terms, each offering period will last six months and offering periods will not overlap.
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WEBULL 2026 PROXY STATEMENT

PLAN FEATURE	MATERIAL TERMS
Enrollment and contributions

An eligible employee may enroll using procedures established by the administrator and authorize payroll deductions in a whole percentage from 1% through 15% of compensation, or another range established prospectively for a future offering period. Contributions generally earn no interest.

Purchase price

The purchase price will be the lower of (i) a designated percentage, not less than 85%, of the market value on the first trading day of the offering period and (ii) the same percentage of the market value on the purchase date. If no percentage is set for an offering, the percentage will be 85%.

Statutory limit

No employee may accrue rights to purchase shares under the ESPP and other Section 423 plans of the Company and its subsidiaries at a rate exceeding US$25,000 of market value, measured as of the applicable grant date, for each calendar year in which the option is outstanding.

Share reserve and individual cap

A total of 5,000,000 Class A Ordinary Shares may be issued, subject to adjustment. Unless changed prospectively by the administrator, no employee may purchase more than 5,000 shares in an offering period.

Automatic purchases

At the end of an offering period, accumulated contributions will automatically be used to purchase the maximum number of whole shares permitted at the applicable purchase price, subject to the plan limits. Any excess amounts will be retained for a later offering or returned under procedures established by the administrator.

Oversubscription	If the shares available on a purchase date are insufficient to satisfy all exercises, the administrator may make a uniform and equitable adjustment or pro rata allocation among participants.
Withdrawal and employment termination

A participant may withdraw during an offering period using procedures established by the administrator. Participation ends immediately when employment terminates for any reason, and unused contributions will be returned without interest.

Shareholder rights and transferability

A participant has no voting, dividend or other shareholder rights with respect to shares until the shares are purchased and delivered. Rights under the ESPP generally may not be assigned, transferred, pledged or otherwise disposed of.

Capital changes and transactions

The Board may make proportionate adjustments for specified changes in capitalization. In a liquidation, sale of substantially all assets, merger, consolidation or similar transaction, the Board may provide for assumption or substitution, accelerate the purchase date or terminate outstanding options and refund contributions.

Foreign sub-plans

The administrator may adopt sub-plans and special rules to address local tax, payroll, data privacy, securities-law and administrative requirements. A sub-plan may be designed outside Section 423, but generally may not increase the overall share reserve without shareholder approval.

Amendment, suspension and termination

The Board or Compensation Committee may amend, suspend or terminate the ESPP, subject to shareholder approval where required. Without shareholder approval, the share reserve may not be increased except through a permitted capitalization adjustment. The plan has no fixed expiration date and continues until terminated.

Securities-law conditions

No option may be exercised unless the shares are covered by an effective registration statement and the plan is in material compliance with applicable securities laws, exchange rules and other legal requirements.

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WEBULL 2026 PROXY STATEMENT

New Plan Benefits

Participation in the ESPP is voluntary, and each eligible employee will determine whether and to what extent to participate. The number of shares purchased will depend on future employee elections, compensation, contribution rates, offering terms and market prices. Accordingly, the dollar value and number of shares that will be received by any individual or group under the ESPP are not presently determinable.

Market Price of the Class A Ordinary Shares

The Class A Ordinary Shares are listed on Nasdaq under the symbol “BULL.” The closing price of a Class A Ordinary Share on Nasdaq on September 25, 2026 was US$7.19. Shareholders should obtain a current market quotation before voting.

U.S. Federal Income Tax Consequences

The following is a general summary of the principal U.S. federal income tax consequences of participation in the Section 423 component of the ESPP under current law. It does not describe all possible U.S. federal tax consequences and does not address state, local, foreign or other taxes. The tax treatment of the non-Section 423 component and participation outside the United States may differ. Participants should consult their own tax advisers.

A participant generally will not recognize taxable income when an option is granted or when Class A Ordinary Shares are purchased under the Section 423 component. Tax consequences generally arise when the participant disposes of the purchased shares.

If the participant disposes of shares within two years after the first day of the applicable offering period or within one year after the purchase date, the disposition generally is a “disqualifying disposition.” The participant generally recognizes ordinary income equal to the excess of the fair market value of the shares on the purchase date over the purchase price. That amount is added to the participant’s basis, and any additional gain or loss is capital gain or loss. The Company generally is entitled to a corresponding deduction equal to the ordinary income recognized by the participant, subject to applicable limitations.

If the participant disposes of shares after satisfying both holding periods, the participant generally recognizes ordinary income equal to the lesser of (i) the discount determined as of the first day of the offering period and (ii) the excess of the amount realized over the purchase price. Any additional gain is long-term capital gain. If the shares are sold for less than the purchase price, no ordinary income is recognized and the loss generally is a long-term capital loss. The Company generally is not entitled to a deduction for a qualifying disposition.

Consequences if Shareholders Do Not Approve the ESPP

The ESPP provides that shareholder approval must be obtained within twelve months before or after the Board’s adoption of the ESPP. If shareholders do not approve the ESPP by December 22, 2026, the ESPP will not qualify under Section 423 of the Code on the terms contemplated, and the Company will not issue shares under the ESPP unless the Board determines and discloses an alternative course of action consistent with applicable law. In such event, the Company may need to consider other compensation or retention measures, which may not provide the same employee-ownership benefits.

Ordinary Resolution to Be Voted On

ORDINARY RESOLUTION

“RESOLVED, AS AN ORDINARY RESOLUTION, that the Webull Corporation 2026 Employee Share Purchase Plan, in the form set forth in Appendix B to the Proxy Statement, including the reservation of 5,000,000 Class A Ordinary Shares for issuance thereunder, be approved.”

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WEBULL 2026 PROXY STATEMENT

Vote Required and Board of Directors’ Recommendation

Approval of Proposal 2 requires the affirmative vote of a simple majority of the votes cast by shareholders entitled to vote who are present at the physical location, participating remotely through the CST meeting website or represented by proxy at the General Meeting. Abstentions and broker non-votes, if any, are not votes cast and therefore will not affect the outcome.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL 2.
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WEBULL 2026 PROXY STATEMENT

Other Matters

The Board of Directors is not aware of any matter, other than the matters described in these Proxy Materials, that is expected to be presented for consideration at the General Meeting. If another matter is properly presented, the persons named as proxies will vote the shares they represent in accordance with their judgment, to the extent permitted by applicable law and the governing proxy instructions.

Further Information

Questions concerning the General Meeting or requests for additional copies of these materials may be directed to Webull Investor Relations at ir@webullcorp.com or Webull Corporation, Attention: Investor Relations, 200 Carillon Pkwy, St. Petersburg, Florida 33716, United States.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

APPENDIX A

FORM OF SIXTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF WEBULL CORPORATION

Appendix A sets forth the complete proposed Sixth Amended and Restated Memorandum and Articles of Association of Webull Corporation, marked to show the proposed changes from the Company’s existing Fifth Amended and Restated Memorandum and Articles of Association. Additions are shown in blue with double underlining, and deletions are shown in red with strike-through. The comparative markings are included solely for convenience and will not form part of the operative Sixth Amended and Restated Memorandum and Articles of Association.

Webullcorp.com

APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Companies Act (Revised)

Company Limited by Shares

______________________________________________________

~~Fifth~~SIXth amended and restated

memorandum of association
OF
Webull Corporation

______________________________________________________

(Adopted by special resolution on ~~3 December 2024~~ [date] and effective on [date]~~on 10 April 2025~~)

Webullcorp.com

APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Companies Act (Revised)

Company Limited by Shares

~~Fifth~~Sixth Amended and Restated

Memorandum of Association

of

Webull Corporation

(Adopted by special resolution on [•]~~3 December 2024~~ and effective on [•]~~10 April 2025~~)

1            The name of the Company is Webull Corporation.

2            The Company’s registered office will be situated at VISTRA (CAYMAN) LIMITED, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3            The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4            The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5            Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)         the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)         insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)         the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6            The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7            The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8            The authorised share capital of the Company is US$50,000.00 divided into: (i) 4,000,000,000 Class A Ordinary Shares of par value of US$0.00001 each, and (ii) 1,000,000,000 Class B Ordinary Shares of par value of US$0.00001 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)         redeem or repurchase any of its shares;

(b)         increase or reduce its capital;

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

(c)         issue any part of its capital (whether original, redeemed, increased or reduced):

(i)          with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)         subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; ~~and~~or

(d)         alter any of those rights, privileges, conditions, limitations or restrictions.

9            The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Companies Act (Revised)

Company Limited By Shares

______________________________________________________

~~FIFTH~~SIXTH AMENDED AND RESTATED
~~articles of association~~
~~of~~ARTICLES OF ASSOCIATION
OF
Webull corporation

______________________________________________________

(Adopted by special resolution ~~3 December 2024~~ [date] and effective on [~~10 April 2025)~~ date])

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Contents

Page
Definitions	A-1
Interpretation	A-4
Exclusion of Table A Articles	A-5
2 Shares	A-5
Power to issue Shares and options, with or without special rights	A-5
Power to issue fractions of a Share	A-5
Power to pay commissions and brokerage fees	A-6
Trusts not recognised	A-6
Security interests	A-6
Power to vary class rights	A-6
Effect of new Share issue on existing class rights	A-7
No bearer Shares or warrants	A-7
Treasury Shares	A-7
Rights attaching to Treasury Shares and related matters	A-7
Register of Members	A-7
Annual Return	A-7
3 Share certificates	A-8
Issue of share certificates	A-8
Renewal of lost or damaged share certificates	A-8
4 Lien on Shares	A-8
Nature and scope of lien	A-8
Company may sell Shares to satisfy lien	A-8
Authority to execute instrument of transfer	A-9
Consequences of sale of Shares to satisfy lien	A-9
Application of proceeds of sale	A-9
5 Calls on Shares and forfeiture	A-9
Power to make calls and effect of calls	A-9
Time when call made	A-10
Liability of joint holders	A-10
Interest on unpaid calls	A-10
Deemed calls	A-10
Power to accept early payment	A-10
Power to make different arrangements at time of issue of Shares	A-10
Notice of default	A-10
Forfeiture or surrender of Shares	A-11
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender	A-11
Effect of forfeiture or surrender on former Member	A-11
Evidence of forfeiture or surrender	A-11
Sale of forfeited or surrendered Shares	A-11
6 Transfer of Shares	A-12
~~Right to transfer~~	~~A-11~~
Form of transfer	A-12
Power to refuse registration for Shares not listed on a Designated Stock Exchange	A-12
Suspension of transfers	A-12
Company may retain instrument of transfer	A-12
Notice of refusal to register	A-12
7 Transmission of Shares	A-14
Persons entitled on death of a Member	A-14
Registration of transfer of a Share following death or bankruptcy	A-14
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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Webullcorp.com	A-iii

APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Webullcorp.com	A-iv

APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Companies Act (Revised)

Company Limited by Shares

~~Fifth~~Sixth Amended and Restated
Articles of Association

of

Webull corporation

(Adopted by special resolution ~~3 December 2024~~ [date] and effective on [~~10 April 2025)~~ date])

1            Definitions, interpretation and exclusion of Table A

Definitions

1.1         In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force;

Affiliate means with respect to any specified person, any other person who directly or indirectly Controls, is Controlled by, or is under common Control with such specified person, provided. With respect to any person who is a natural person, such person’s Affiliates shall also include his or her Immediate Family Members and their respective Affiliates;

Articles means, as appropriate:

(a)         these articles of association as amended from time to time: or

(b)         two or more particular articles of these Articles;

and Article refers to a particular article of these Articles;

Auditors means the auditor or auditors for the time being of the Company;

Board means the board of Directors from time to time;

Business Day means a day when banks in Grand Cayman, the Cayman Islands are open for the transaction of normal banking business and for the avoidance of doubt, shall not include a Saturday, Sunday or public holiday in the Cayman Islands;

Cayman Islands means the British Overseas Territory of the Cayman Islands;

Class A Ordinary Share means a share designated as a class A ordinary share of the Company of par value of US$0.00001 each and having the rights attached to such share and being subject to the ~~restricted~~restrictions specified in ~~these~~the Memorandum and these Articles;

Class A Shareholder means any person or persons entered on the register of Members from time to time as the holder of a Class A Ordinary Share;

Class B Ordinary Share means a share designated as a class B ordinary share of the Company of par value of US$0.00001 each and having the rights attached to such share and being subject to the ~~restricted~~restrictions specified in ~~these~~the Memorandum and these Articles;

Class B Shareholder means any person or persons entered on the register of Members from time to time as the holder of a Class B Ordinary Share;

Clear Days, in relation to a period of notice, means that period excluding:

(a)         the day when the notice is given or deemed to be given; and

(b)         the day for which it is given or on which it is to take effect;

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Closing means the consummation of the transactions contemplated by the Business Combination Agreement, dated February 27, 2024, by and among the Company, Feather Sound I Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company, Feather Sound II Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company, and SK Growth Opportunities Corporation, an exempted company limited by shares incorporated under the laws of the Cayman Islands (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms);

Closing Date means the date of the Closing;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Company means the above-named company;

Company’s Website means the website of the Company, https://www.webullcorp.com/investor-relations, or any other website the address or domain name of which has been notified to Members;

Control means, as used with respect to any person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise; the terms “Controlled by” and “under common Control with” shall have correlative meanings;

Default Rate means ten per cent per annum;

Designated Stock Exchanges means the Nasdaq Global Market in the United States of America for so long as the Company’s Shares are there listed, or the New York Stock Exchange or any other stock exchange on which the Company’s Shares are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Communication Facilities means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other;

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Fully Paid Up means:

(a)         in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth; and

(b)         in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth;

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

General Meeting means a general meeting of the Company duly constituted in accordance with the Articles;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

Immediate Family Member means, with respect to any natural person, (a) such person’s spouse, parents, parents-in-law, grandparents, children, grandchildren, siblings and siblings-in-law (in each case whether adoptive or biological), (b) spouses of such person’s children, grandchildren and siblings (in each case whether adoptive or biological), and (c) estates, trusts, partnerships and other persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing;

~~Lock-Up Period means a period commencing on the Closing Date and ending on the date that is one hundred and eighty (180) days from the Closing Date;~~

~~Lock-Up Shares means any Ordinary Share held by the Lock-Up Shareholders on the Closing Date and any Ordinary Shares acquired by the Lock-Up Shareholders upon the vesting or exercise of equity awards granted pursuant to the Company’s equity incentive plans;~~

~~Lock-Up Shareholders means the Members set forth on Schedule A attached hereto (and any other person to whom any such person may transfer any Lock-Up Shares as permitted under clauses (a) through (h) of Article 6.9);~~

~~Management Lock-Up Shareholder means Water Castle Az Inc., NotNull Inc., Webull Partners Limited and any other person to whom any such person may transfer any Lock-Up Shares as permitted under clauses (a) through (h) of Article 6.9;~~

~~Member means a Class A Shareholder or a Class B Shareholder;~~

Member means any person or persons entered on the register of Members from time to time as the holder of a Share;

Memorandum means the memorandum of association of the Company as amended from time to time;

month means a calendar month;

Officer means a person appointed to hold an office in the Company including a Director, alternate Director or liquidator and excluding the Secretary;

Ordinary Resolution means a resolution of a General Meeting passed by a simple majority of the votes cast by, or on behalf of, the Members who (being entitled to do so) vote in person or by proxy or, in the case of corporations, by their duly authorised representatives, at that meeting. The expression ~~also~~ includes a written resolution passed by the requisite majority in accordance with Article ~~11.18 or 11.19;~~11.14;

Ordinary Share means an ordinary share in the capital of the Company;

Partly Paid Up means:

(a)         in relation to a Share with par value, that the par value for that Share and any premium payable in respect of the issue of that Share, has not been fully paid or credited as paid in money or money’s worth; and

(b)         in relation to a Share without par value, means that the agreed issue price for that Share has not been fully paid or credited as paid in money or money’s worth;

~~[~~PIPE Financing means private placement investments in Class A Ordinary Shares or other equity securities of the Company consummated at the Closing~~;]~~;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Share means any share in the share capital of the Company and the expression:

(a)         includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)         where the context permits, also includes a fraction of a Share;

Special Resolution means a resolution of a General Meeting or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of the votes cast by, or on behalf of the Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the Members entitled to vote at such meeting;

Transfer means any direct or indirect sale, transfer, assignment or disposition of any number of Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Shares through voting proxy or otherwise; provided that the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of the Shares to secure contractual or legal obligations shall not be deemed a “Transfer” unless and until such pledge, charge, encumbrance or other third party right shall result in the person that directly or indirectly holds any such Shares immediately before the creation of such pledge, charge, encumbrance or other third party right being unable to exercise, at its will, the voting power of any such Shares through voting proxy or otherwise;

Treasury Shares means Shares held in treasury pursuant to the Act and Article 2.~~13~~14; ~~and~~

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time~~.~~; and

Virtual Meeting means any general meeting of the Members at which the Members (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Electronic Communication Facilities.

Interpretation

1.2         In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)         A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)          any statutory modification, amendment or re-enactment; and

(ii)         any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)         Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)         If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)         A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)         A reference to a person includes, as appropriate, an individual or a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)         Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)         All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

(h)         The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)          The words including, include and in particular or any similar expression are to be construed without limitation.

(j)          The term present means, in respect of any person attending a meeting, such person’s presence at a general meeting of Members (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorised representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Electronic Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Electronic Communication Facilities.

1.3         The headings in these Articles are intended for convenience only and shall not affect the interpretation of these Articles.

Exclusion of Table A Articles

1.4         The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2            Shares

Power to issue Shares and options, with or without special rights

2.1         Subject to the provisions of the Act and these Articles about the redemption and purchase of the Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act. Without limiting the foregoing, the Directors may establish from time to time one or more series of preference Shares and to determine, with respect to any series of preference Shares, the terms and rights of that series, including: the designation of the series; the number of Shares of the series; the dividend rights, dividend rates, conversion rights, voting rights; and the rights and terms of redemption and liquidation preferences. The Board of Directors may issue preference Shares without action by the Members to the extent authorised but unissued. Issuance of these Shares may dilute the voting power of holders of Ordinary Shares.

2.2         Without limitation to the preceding Article, the Directors may so deal with the unissued Shares:

(a)         either at a premium or at par; or

(b)         with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

2.3         Without limitation to the two preceding Articles, the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Power to issue fractions of a Share

2.4         Subject to the Act, the Company may issue fractions of a Share of any class A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Power to pay commissions and brokerage fees

2.5         The Company may pay a commission to any person in consideration of that person:

(a)         subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)         procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any Shares. That commission may be satisfied by the payment of cash or the allotment of Fully Paid Up or Partly Paid Up Shares or partly in one way and partly in another.

2.6         The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.7         Except as required by the Act:

(a)         no person shall be recognised by the Company as holding any Share on any trust; and

(b)         no person other than the Member shall be recognised by the Company as having any right in a Share.

Security interests

2.8         Notwithstanding the preceding Article, the Company may (but shall not be obliged to) recognise a security interest of which it has actual notice over shares. The Company shall not be treated as having recognised any such security interest unless it has so agreed in writing with the secured party.

Power to vary class rights

2.9         If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied (including where the rights are materially adversely varied) if one of the following applies:

(a)         the Members holding not less than two-thirds of the issued Shares of that class consent in writing to the variation; or

(b)         the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

The rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the Company’s consolidation and division of only one class of Shares, without consolidating or dividing any other class of Shares.

2.10       For the purpose of Article 2.~~8~~9(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that~~:~~

2.11       the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class~~; and~~.

(a)         ~~any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.~~

2.12       For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

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Effect of new Share issue on existing class rights

2.13       The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that class, be deemed to be varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any class by the Company. The rights of the holders of Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

No bearer Shares or warrants

2.14       The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.15       Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)         the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)         the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.16       No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

2.17       The Company shall be entered in the register of Members as the holder of the Treasury Shares. However:

(a)         the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)         a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.18       Nothing in Article 2.~~15~~16 prevents an allotment of Shares as Fully Paid Up bonus shares in respect of a Treasury Share and Shares allotted as Fully Paid Up bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.19       Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the Directors determine.

Register of Members

2.20       The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.21       The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with section 40B of the Act.

Annual Return

2.22       The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

3            Share certificates

Issue of share certificates

3.1         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)         without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)         upon payment of such reasonable sum as the Directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2         Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid Up or Partly Paid Up. A certificate may be executed under seal or executed in such other manner as the Directors determine.

3.3         Every certificate shall bear legends required under the applicable laws, including the U.S. Securities ~~laws~~Act (to the extent applicable).

3.4         The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.5         If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)         evidence;

(b)         indemnity;

(c)         payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)         payment of a reasonable fee, if any for issuing a replacement share certificate,

as the Directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4            Lien on Shares

Nature and scope of lien

4.1         The Company has a first and paramount lien on all Shares (whether Fully Paid Up or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all monies payable to the Company by the Member or the Member’s estate:

(a)         either alone or jointly with any other person, whether or not that other person is a Member; and

(b)         whether or not those monies are presently payable.

4.2         At any time the Board may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3         The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)         the sum in respect of which the lien exists is presently payable;

(b)         the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

(c)         that sum is not paid within fourteen (14) Clear Days after that notice is deemed to be given under these Articles,

and Shares to which this Article 4.3 applies shall be referred to as Lien Default Shares.

4.4         The Lien Default Shares may be sold in such manner as the Board determines.

4.5         To the maximum extent permitted by law, the Directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6         To give effect to a sale, the Directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser.

4.7         The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.8         On a sale pursuant to the preceding Articles:

(a)         the name of the Member concerned shall be removed from the register of Members as the holder of those Lien Default Shares; and

(b)         that person shall deliver to the Company for cancellation the certificate (if any) for those Lien Default Shares.

4.9         Notwithstanding the provisions of Article 4.8, such person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.10       The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a)         if no certificate for the Lien Default Shares was issued, at the date of the sale; or

(b)         if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

5            Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1         Subject to the terms of allotment, the Board may make calls on the Members in respect of any monies unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2         Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

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5.3         A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4         A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

Liability of joint holders

5.5         Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6         If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)         at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)         if no rate is fixed, at the Default Rate.

The Directors may waive payment of the interest wholly or in part.

Deemed calls

5.7         Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8         The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9         Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10       If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)         the amount unpaid;

(b)         any interest which may have accrued; and

(c)         any expenses which have been incurred by the Company due to that person’s default.

5.11       The notice shall state the following:

(a)         the place where payment is to be made; and

(b)         a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

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Forfeiture or surrender of Shares

5.12       If the notice given pursuant to Article 5.10 is not complied with, the Directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the Board may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13       A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the Directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

5.14       On forfeiture or surrender:

(a)         the name of the Member concerned shall be removed from the register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)         that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15       Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)         all expenses; and

(b)         interest from the date of forfeiture or surrender until payment:

(i)          at the rate of which interest was payable on those monies before forfeiture; or

(ii)         if no interest was so payable, at the Default Rate.

The Directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16       A declaration, whether statutory or under oath, made by a Director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)         that the person making the declaration is a Director or Secretary of the Company, and

(b)         that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17       Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

6            Transfer of Shares

Form of transfer

6.1         Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange, a Member may freely transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange (if such Shares are listed on the Designated Stock Exchange) or in any other form approved by the ~~directors~~Directors, executed:

(a)         where the Shares are Fully Paid, by or on behalf of that Member; and

(b)         where the Shares are partly paid, by or on behalf of that Member and the transferee.

6.2         The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the ~~Register~~register of Members.

Power to refuse registration for Shares not listed on a Designated Stock Exchange

6.3         Where the Shares in question are not listed on or subject to the rules of any Designated Stock Exchange, the Directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien.

6.4         The Directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)         the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)         the instrument of transfer is in respect of only one class of Shares;

(c)         the instrument of transfer is properly stamped, if required;

(d)         in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)         the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)          any applicable fee of such maximum sum as the Designated Stock Exchanges (to the extent applicable) may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

6.5         The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means or by any other means in accordance with the rules of the Designated Stock Exchange, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 calendar days in any year.

Company may retain instrument of transfer

6.6         All instruments of transfer that are registered shall be retained by the Company.

Notice of refusal to register

6.7         If the Directors refuse to register a transfer of any Shares, they shall within three months after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

~~Lock-up restrictions~~

6.8         ~~Subject to the exceptions set forth herein, during the Lock-Up Period, the Lock-Up Shareholders shall not Transfer any Lock-Up Shares; provided that, notwithstanding the foregoing, each Lock-Up Shareholder may Transfer Lock-Up Shares held by such Lock-Up Shareholder with the prior written consent of a majority of the Directors then in office or a duly authorised committee of the Board.~~

6.9         ~~The restrictions set forth in Article 6.8 (Lock-Up Restrictions) shall not apply to:~~

(a)         ~~in the case of a Lock-Up Shareholder that is an entity, Transfers to (i) such entity’s officers or directors or any affiliate (as defined below) or immediate family (as defined below) of any of such entity’s officers or directors, (ii) any shareholder, partner or member of such entity or their affiliates, (iii) any affiliate of such entity, or (iv) any employees of such entity or of its affiliates;~~

(b)         ~~in the case of a Lock-Up Shareholder that is an individual, Transfers by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization;~~

(c)         ~~in the case of a Lock-Up Shareholder that is an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;~~

(d)         ~~in the case of a Lock-Up Shareholder that is an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;~~

(e)         ~~in the case of a Lock-Up Shareholder that is an individual, Transfers to a partnership, limited liability company or other entity of which such individual and/or the immediate family of such individual are the legal and beneficial owner of all of the outstanding equity securities or similar interests;~~

(f)         ~~in the case of a Lock-Up Shareholder that is an entity that is a trust or a trustee of a trust, to a trustor or beneficiary of the trust, to the designated nominee of a beneficiary of such trust or to the estate of a beneficiary of such trust;~~

(g)         ~~in the case of a Lock-Up Shareholder that is an entity, Transfers by virtue of the laws of the jurisdiction of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;~~

(h)         ~~pledges of any Lock-Up Shares to a financial institution that create a mere security interest in such Lock-Up Shares pursuant to a bona fide loan or indebtedness transaction (so long as the applicable Lock-Up Shareholder continues to control the exercise of the voting rights of such pledged Lock-Up Shares) as well as any foreclosures on such pledged Lock-Up Shares;~~

(i)          ~~[Transfers of any Ordinary Shares acquired as part of the PIPE Financing;]~~

(j)          ~~transactions relating to Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;~~

(k)         ~~the exercise of any options or warrants to purchase Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis);~~

(l)          ~~Transfers to the Company to satisfy tax withholding obligations pursuant to the Company’s equity incentive plans or arrangements;~~

(m)        ~~the establishment of a trading plan that meets the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (a Trading Plan); provided, however, that no sales of Lock-Up Shares shall be made by the Lock-Up Shareholder pursuant to such Trading Plan during the Lock-Up Period and no public announcement or filing is voluntarily made regarding such plan during the Lock-Up Period; and~~

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

(n)         ~~Transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of the Members having the right to exchange their Ordinary Shares for cash, securities or other property subsequent to the Closing Date;~~

~~provided, however, that in the case of clauses (a) through (g), these permitted transferees shall enter into a written agreement agreeing to be bound by the Lock-Up Restrictions. For purposes of this Article 6.9, (x) “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of an individual; and (y) “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended. For the avoidance of doubt, the Lock-Up Shareholder shall retain all of its rights as a shareholder of the Company during the Lock-Up Period, including the right to vote any Lock-Up Shares or receive any dividends or distributions thereon.~~

6.10       ~~Following the date on which the closing price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any twenty (20) Trading Days within a thirty (30)-Trading Day period, the Company may, at its discretion, release up to twenty-five percent (25%) of the Lock-Up Shares of any Lock-Up Shareholder (determined as of the date immediately before the date of such determination) from the Lock-Up Restrictions; provided that if the Company releases any of the Lock-Up Shares of any Lock-Up Shareholder, the same percentage of the Lock-Up Shares held by other Lock-Up Shareholders as the percentage of the Lock-Up Shares that are subject to the release shall be deemed to have also been simultaneously released; provided further that the foregoing shall not apply to any Lock-Up Shares held by a Management Lock-Up Shareholder. For purposes of this Article 6.10, “Trading Day” shall mean any day on which the Ordinary Shares are actually traded on the principal securities exchange or securities market on which Ordinary Shares are then traded.~~

7            Transmission of Shares

Persons entitled on death of a Member

7.1         If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)         where the deceased Member was a joint holder, the survivor or survivors; and

(b)         where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2         Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3         A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)         to become the holder of the Share; or

(b)         to transfer the Share to another person.

7.4         That person must produce such evidence of his entitlement as the Directors may properly require.

7.5         If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6         If the person elects to transfer the Share to another person then:

(a)         if the Share is Fully Paid Up, the transferor must execute an instrument of transfer; and

(b)         if the Share is nil or Partly Paid Up, the transferor and the transferee must execute an instrument of transfer.

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7.7         All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8         A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the Directors against any loss or damage suffered by the Company or the Directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9         A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

8            Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1         To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)         increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)         consolidate and divide all or any of its share capital into ~~a~~Shares of larger ~~number of Shares~~amount than its existing Shares;

(c)         convert all or any of its Fully Paid Up Shares into stock, and reconvert that stock into Fully Paid Up Shares of any denomination;

(d)         sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)         cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2         Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as ~~it thinks~~they think fit, including (without limitation):

(a)         either round up or down the fraction to the nearest whole number, such rounding to be determined by the Directors acting in their sole discretion; ~~or~~

(b)         sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); ~~and~~or

(c)         distribute the net proceeds in due proportion among those Members.

8.3         For the purposes of Article 8.2, the Directors may authorise some person to execute an instrument of transfer of the Shares to, in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

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Reducing share capital

8.4         Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9            Conversion, redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1         Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may issue Shares on terms that such Shares are subject to redemption, at the Company’s option or at the option of the holders of these Shares, on such terms and in such manner as may be determined, before the issue of such Shares, by either the Board of Directors or by the Company’s Members by Special Resolution. Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its Directors:

(a)         issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its Directors determine before the issue of those Shares;

(b)         with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the Directors determine at the time of such variation; and

(c)         purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the Directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2         When making a payment in respect of the redemption or purchase of Shares, the Directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3         Upon the date of redemption or purchase of a Share:

(a)         the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)          the price for the Share; and

(ii)         any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)         the Member’s name shall be removed from the register of Members with respect to the Share; and

(c)         the Share shall be cancelled or held as a Treasury Share, as the Directors may determine.

9.4         For the purpose of Article 9.3, the date of redemption or purchase is the date when the Member’s name is removed from the register of Members with respect to the Shares the subject of the redemption or purchase.

Conversion rights

9.5         Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one (1) fully paid and non-assessable Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions).

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9.6         Each Class B Ordinary Share shall automatically convert into one (1) Class A Ordinary Share in accordance with these Articles (as adjusted for share splits, share combinations and similar transactions) on any Transfer by a holder thereof to any person or entity which is not an Affiliate of such holder, or upon a change of beneficial ownership of any Class B Ordinary Share as a result of which any Person who is not an Affiliate of the registered holders of such Class B Ordinary Shares becomes a beneficial owner of such Class B Ordinary Shares. For the avoidance of doubt, the termination of directorship on the Board or employment as an executive officer with the Company of any holder (or any beneficial owner) of any Class B Ordinary Shares shall not trigger the automatic conversion contemplated under this Article 9.6. For purposes of this Article 9.6, “beneficial ownership” shall have the meaning defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

9.7         ~~In no event shall~~ For the avoidance of doubt, a holder of Class A Ordinary Shares ~~be convertible~~shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

9.8         Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected in accordance with the Act. Such conversion shall become effective forthwith upon entries being made in the register of Members to record the conversion of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

9.9         The Directors shall at all times reserve and keep available out of the Company’s authorised but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorised but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holders of such Class B Ordinary Shares, the Directors will take such action as may be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of Shares as shall be sufficient for such purposes.

Share conversion

9.10       All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of re-designation and re-classification or by way of redemption or repurchase by the Company of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase (or in such other manner as the Directors may direct that is not in contravention of applicable laws). The Members and the Company will procure that any and all necessary corporate actions are taken to effect such conversion.

10          Meetings of Members

Annual and extraordinary general meetings

10.1       The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with these Articles.

10.2       All general meetings other than annual general meetings shall be called extraordinary general meetings.

Power to call meetings

10.3       A majority of the Directors may call a general meeting at any time.

10.4       If there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, the Directors must call a general meeting for the purpose of appointing additional Directors.

10.5       The Directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.6       The requisition must be in writing and given by one or more Members who together hold Shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

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10.7       The requisition must also:

(a)         specify the purpose of the meeting.

(b)         be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners; and

(c)         be delivered in accordance with the notice provisions.

10.8       Should the Directors fail to call a general meeting within 21 Clear Days’ from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.9       Without limitation to the foregoing, if there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, any one or more Members who together hold at least twenty per cent of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional Directors.

10.10     If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.11     Notice of a general meeting shall specify each of the following:

(a)         the place, the date and the hour of the meeting;

(b)         whether the meeting will be held virtually, at a physical place or both;

(c)         the meeting is to be held in any part at a physical place, the address of such place;

(d)         if the meeting is to be held in two or more places, ~~the technology~~or in any part virtually, the Electronic Communication Facilities that will be used to facilitate the meeting~~;~~, including the procedures to be followed by any Member or other participant of the meeting who wishes to utilise such Electronic Communication Facilities for the purposes of attending and participating in such meeting;

(e)         subject to paragraph (d) and the requirements of (to the extent applicable) the Designated Stock Exchange Rules ~~(to the extent applicable),~~, the general nature of the business to be transacted; and

(f)         if a resolution is proposed as a Special Resolution, the text of that resolution.

10.12     In each notice there shall appear with reasonable prominence the following statements:

(a)         that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)         that a proxyholder need not be a Member.

Period of notice

10.13     At least ten calendar ~~days notice of an annual general meeting must be given to Members. For any other general meeting, at least ten calendar~~ days’ notice must be given to Members for any general meeting.

10.14     Subject to the Act, a meeting may be convened on shorter notice, subject to the Act with the consent of the Member or Members who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting.

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Persons entitled to receive notice

10.15     Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)         the Members

(b)         persons entitled to a Share in consequence of the death or bankruptcy of a Member;

(c)         the Directors; and

(d)         the Auditors~~.~~ (if appointed).

10.16     The Board may determine that the Members entitled to receive notice of, attend and vote at a meeting are those persons entered on the register of Members at the close of business on a day determined by the Board.

Accidental omission to give notice or non-receipt of notice

10.17     Proceedings at a meeting shall not be invalidated by the following:

(a)         an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)         non-receipt of notice of the meeting by any person entitled to notice.

10.18     In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)         in a different place on the website; or

(b)         for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11          Proceedings at meetings of Members

Quorum

11.1       Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy~~.~~ at the meeting. A quorum is as follows:

(a)         if the Company has only one Member: that Member; ~~and~~

(b)         if the Company has more than one Member, one or more Members holding Shares that represent not less than one-third of all the voting power of all the outstanding Shares carrying the right to vote at such general meeting.

Lack of quorum

11.2       If a quorum is not present at the meeting within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)         If the meeting was requisitioned by Members, it shall be cancelled.

(b)         In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors. If a quorum is not present at the meeting within fifteen minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy at the meeting shall constitute a quorum.

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Chairman

11.3       The chairman of a general meeting (including any Virtual Meeting) shall be the chairman of the Board or such other Director as the Directors have nominated to chair Board meetings in the absence of the chairman of the Board. Absent any such person being present at the meeting within fifteen minutes of the time appointed for the meeting, the Directors present shall elect one of their number to chair the meeting. The chairman of the meeting shall be entitled to attend and participate at any such general meeting by means of Electronic Communication Facilities, and to act as the chairman of such general meeting, in which event the chairman of the meeting shall be deemed to be present at the meeting.

11.4       If no Director is present within fifteen minutes of the time appointed for the meeting, or if no Director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a Director to attend and speak

11.5       Even if a Director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

Accommodation of Members at ~~meeting~~Virtual Meeting

11.6       ~~lf it appears to the chairman of the meeting that the meeting place specified in the notice convening the meeting is inadequate to accommodate all Members~~ A Member entitled to receive notice and ~~wishing to~~ attend~~, the~~ a meeting will be ~~duly constituted and its proceedings valid if the chairman is satisfied that~~ deemed to be in attendance at such meeting despite their attendance being virtual if adequate facilities are available to ensure that ~~a~~the Member ~~who is unable to be accommodated~~ is able ~~(whether at the meeting place or elsewhere):~~to

(a)         ~~to~~ participate in the business for which the meeting has been convened; and

(b)         ~~to hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise); and~~

(c)         ~~to be heard and seen by all other persons present in the same way.~~

(d)         hear all that happens at the meeting.

Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

Security

11.7       In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

Adjournment, postponement and cancellation

11.8       ~~The~~A meeting may be:

(a)         postponed or cancelled prior to the meeting at the discretion of the Directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by Members or otherwise called by Members pursuant to Article 10; or

(b)         adjourned, with or without an appointed date for resumption, any time during the meeting at the discretion of the chairman ~~may at any time adjourn a meeting~~ with the consent of the Members constituting a quorum.

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The chairman must adjourn the meeting if so directed by the Members constituting a quorum at the meeting. No business, however, can be transacted at an adjourned or postponed meeting other than business which might properly have been transacted at the original meeting.

11.9       Should a meeting be adjourned for more than seven (7) Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven (7) Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.10     A resolution put to the vote of the meeting shall be decided on a poll ~~and not on a show of hands. Subject to the Act, a poll may be demanded:~~.

(a)         ~~by the chairman of the meeting; or~~

(b)         ~~by any one Member having the right to vote on the resolutions, present or in proxy.~~

~~Withdrawal of demand for a poll~~

11.11     ~~The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman.~~

Taking of a poll

11.12     ~~A poll demanded on the question of adjournment shall be taken immediately.~~

11.13     ~~A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than thirty Clear Days after the poll was demanded.~~

11.14     ~~The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.~~

11.15     A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a Virtual Meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.16     In the case of an equality of votes, the Chairman of the meeting ~~at which the poll is demanded~~ shall be entitled to a second or casting vote.

Written resolutions

11.17     Without limitation to section 60(1) of the Act, Members may pass a Special Resolution in writing without holding a meeting if the following conditions are met:

(a)         all Members entitled to vote on the resolution are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)         all Members entitled so to vote;

(i)          sign a document; or

(ii)         sign several documents in the like form each signed by one or more of those Members; and

(c)         the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

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Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed when all such Members have so signified their agreement to the ~~resolutions~~resolution.

11.18    Members may pass an Ordinary Resolution in writing without holding a meeting if the following conditions are met:

(a)         all Members entitled to vote on the resolution are:

(i)          given notice of the resolution as if the same were being proposed at a meeting of Members; and

(ii)         notified in the same or an accompanying notice of the date by which the resolution must be passed if it is not to lapse, being a period of seven (7) days beginning with the date that the notice is first given;

(b)         the required majority of the Members entitled so to vote:

(i)          sign a document; or

(ii)         sign several documents in the like form each signed by one or more of those Members; and

(c)         the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution, which shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held, is passed upon the later of these dates: (i) subject to the following Article, the date next immediately following the end of the period of three (3) days beginning with the date that notice of the resolution is first given and (ii) the date when the required majority have so signified their agreement to the resolution. However, the proposed written resolution lapses if it is not passed before the end of the period of seven (7) days beginning with the date that notice of it is first given.

11.19     If all Members entitled to be given notice of the Ordinary Resolution consent, a written resolution may be passed as soon as the required majority have signified their agreement to the resolution, without any minimum period of time having first elapsed. Save that the consent of the majority may be incorporated in the written resolution, each consent shall be in writing or given by Electronic Record and shall otherwise be given to the Company in accordance with Article 28 (Notices) prior to the written resolution taking effect.

11.20     The Directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

11.21     If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

Sole-Member Company

11.22     If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12          Voting rights of Members

Right to vote

12.1       Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting ~~on a poll~~, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

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12.2       Members may vote in person or by proxy.

12.3       For all votes of the Members, a Class A Shareholder shall have one vote for each Class A Ordinary Share he holds whereas a Class B Shareholder shall have 20 votes for each Class B Ordinary Share he holds~~, unless any Share carries special voting rights~~. Unless otherwise required under the Act or by these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members.

12.4       No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.5       If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.6       Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.7       A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.8       The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used.

12.9       The Directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.10     Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.11     A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the Directors of the Company had actual notice of the revocation.

Member with mental disorder

12.12     A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.13     For the purpose of the preceding Article, evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.14     An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.15     An instrument appointing a proxy shall be in any common form or in any other form approved by the Directors.

12.16     The instrument must be in writing and signed in one of the following ways:

(a)         by the Member; or

(b)         by the Member’s authorised attorney; or

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(c)         if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the Directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.17     The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.18     A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 12.~~17~~16.

12.19     No revocation by a Member of the appointment of a proxy made in accordance with Article 12.~~19~~18 will affect the validity of any acts carried out by the relevant proxy before the Directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.20     Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the Directors) must be delivered so that it is received by the Company before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)         In the case of an instrument in writing, it must be left at or sent by post:

(i)          to the registered office of the Company; or

(ii)         to such other place ~~within the Cayman Islands~~ specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)         If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address (which may be an electronic mail address) specified pursuant to those provisions unless another address for that purpose is specified:

(i)          in the notice convening the meeting; or

(ii)         in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)        in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)         Notwithstanding Article 12.~~22~~20(a) and Article 12.~~22~~20(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.21     ~~Where a poll is taken:~~

(a)         ~~if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 12.22 before the time appointed for the taking of the poll;~~

(b)         ~~if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 12.22 before the time appointed for the taking of the poll.~~

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12.22     If the form of appointment of proxy is not delivered on time, it is invalid.

12.23     When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.24     The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

Voting by proxy

12.25     A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

12.26     The instrument appointing a proxy to vote at a meeting ~~shall be deemed also to confer authority to demand or join in demanding a poll and, for the purposes of Article 11.11, a demand by a person as proxy for a Member shall be the same as a demand by a Member. Such appointment~~ shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

13          Number of Directors

13.1       There shall be a Board consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be unlimited.

14          Appointment, disqualification and removal of Directors

First Directors

14.1       The first Directors shall be appointed in writing by the subscriber or subscribers to the Memorandum, or a majority of them.

No age limit

14.2       There is no age limit for Directors save that they must be at least eighteen years of age.

Corporate Directors

14.3       Unless prohibited by law, a body corporate may be a Director. If a body corporate is a Director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about Directors’ meetings.

No shareholding qualification

14.4       Unless a shareholding qualification for Directors is fixed by Ordinary Resolution, no Director shall be required to own Shares as a condition of his appointment.

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Appointment of Directors

14.5       A Director may be appointed by Ordinary Resolution or by the Directors. Any appointment may be to fill a vacancy or as an additional Director.

14.6       ~~A~~The remaining Director(s) may appoint a Director even though there is not a quorum of Directors.

14.7       No appointment can cause the number of Directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

14.8       For so long as Shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

Board’s power to appoint Directors

14.9       Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

~~Any Director so appointed shall, if still~~Term of office

14.10     An appointment of a Director~~,~~ may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after ~~his appointment and~~ any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible ~~to stand~~ for re-election ~~as a Director~~ at ~~such~~a meeting of the Members or re-appointment by the Board.

Removal of Directors

14.11     A Director may be removed by Ordinary Resolution.

Resignation of Directors

14.12     A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.13     Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of Director

14.14     A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

14.15     Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a Director’s office shall be terminated forthwith if:

(a)         he is prohibited by the law of the Cayman Islands from acting as a Director; or

(b)         he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)         he resigns his office by notice to the Company; or

(d)         he only held office as a Director for a fixed term and such term expires; or

(e)         in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director; or

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

(f)         he is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director); or

(g)         he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)         without the prior consent from the chairman of the ~~other Directors,~~Board (or, if no chairman is appointed, the chairman of such meetings of Directors), he is absent from three consecutive meetings of Directors ~~for a continuous period of six months~~without any reasonable explanation.

15          Alternate Directors

Appointment and removal

15.1       Any Director may appoint any other person, including another Director, to act in his place as an alternate Director. No appointment shall take effect until the Director has given notice of the appointment to the Board.

15.2       A Director may revoke his appointment of an alternate at any time. No revocation shall take effect until the Director has given notice of the revocation to the Board.

15.3       A notice of appointment or removal of an alternate Director shall be effective only if given to the Company by one or more of the following methods:

(a)         by notice in writing in accordance with the notice provisions contained in these Articles;

(b)         if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)         if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)         if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.4       All notices of meetings of Directors shall continue to be given to the appointing Director and not to the alternate.

Rights of alternate Director

15.5       An alternate Director shall be entitled to attend and vote at any Board meeting or meeting of a committee of the Directors at which the appointing Director is not personally present, and generally to perform all the functions of the appointing Director in his absence. An alternate Director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate Director.

Appointment ceases when the appointor ceases to be a Director

15.6       An alternate Director shall cease to be an alternate Director if:

(a)         the Director who appointed him ceases to be a Director; or

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

(b)         the Director who appointed him revokes his appointment by notice delivered to the Board or to the registered office of the Company or in any other manner approved by the Board; or

(c)         in any event happens in relation to him which, if he were a Director of the Company, would cause his office as Director to be vacated.

Status of alternate Director

15.7       An alternate Director shall carry out all functions of the Director who made the appointment.

15.8       Save where otherwise expressed, an alternate Director shall be treated as a Director under these Articles.

15.9       An alternate Director is not the agent of the Director appointing him.

15.10     An alternate Director is not entitled to any remuneration for acting as alternate Director.

Status of the Director making the appointment

15.11     A Director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16          Powers of Directors

Powers of Directors

16.1       Subject to the provisions of the Act, the Memorandum and these Articles the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company.

16.2       No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

Directors below the minimum number

16.3       lf the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. lf there are no Director or Directors able or willing to act, any two Members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he is re-elected during such meeting.

Appointments to office

16.4       The Directors may appoint a Director:

(a)         as chairman of the Board;

(b)         as managing Director;

(c)         to any other executive office,

for such period, and on such terms, including as to remuneration as they think fit.

16.5       The appointee must consent in writing to holding that office.

16.6       Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of Directors.

16.7       If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the Directors may nominate one of their number to act in place of the chairman should he ever not be available.

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16.8       Subject to the provisions of the Act, the Directors may also appoint and remove any person, who need not be a Director:

(a)         as Secretary; and

(b)         to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the Directors decide.

16.9       The Secretary or Officer must consent in writing to holding that office.

16.10     A Director, Secretary or other Officer of the Company may not ~~the~~ hold the office, or perform the services, of auditor.

Provisions for employees

16.11     The Board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiary undertakings.

Exercise of voting rights

16.12     The Board may exercise the voting power conferred by the ~~Shares~~shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any Director as a Director of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

Remuneration

16.13     Every Director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as Director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings.

16.14     Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.15     Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the Director or to any other person connected to or related to him.

16.16     Unless his fellow Directors determine otherwise, a Director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.17     The Directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of Members relating to a Member, (and they may authorise any Director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)         the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)         such disclosure is in compliance with the Designated Stock Exchange Rules (to the extent applicable); or

(c)         such disclosure is in accordance with any contract entered into by the Company; or

(d)         the Directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

17          Delegation of powers

Power to delegate any of the Directors’ powers to a committee

17.1       The Directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-Directors so long as the majority of those persons are Directors.

17.2       The delegation may be collateral with, or to the exclusion of, the Directors’ own powers.

17.3       The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

17.4       Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

Local boards

17.5       The Board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional Board, or to be managers or agents, and may fix their remuneration.

17.6       The Board may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

17.7       Any appointment or delegation under this Article 17.~~8~~7 may be made on such terms and subject to such conditions as the Board thinks fit and the Board may remove any person so appointed, and may revoke or vary any delegation.

Power to appoint an agent of the Company

17.8       The Directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The Directors may make that appointment:

(a)         by causing the Company to enter into a power of attorney or agreement; or

(b)         in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.9       The Directors may appoint any person, whether nominated directly or indirectly by the Directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)         for any purpose;

(b)         with the powers, authorities and discretions;

(c)         for the period; and

(d)         subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the Directors under these Articles. The Directors may do so by power of attorney or any other manner they think fit.

17.10     Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the Directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

17.11     The Board may remove any person appointed under Article 17.~~10~~9 and may revoke or vary the delegation.

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Borrowing Powers

17.12     The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

17.13     The Board may, from time to time, and except as required by applicable law or (to the extent applicable) the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

18          Meetings of Directors

Regulation of Directors’ meetings

18.1       Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

Calling meetings

18.2       Any Director may call a meeting of Directors at any time. The Secretary must call a meeting of the Directors if requested to do so by a Director.

Notice of meetings

18.3       Notice of a Board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A Director may waive his right to receive notice of any meeting either prospectively or retrospectively.

Use of technology

18.4       A Director may participate in a meeting of Directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.5       A Director participating in this way is deemed to be present in person at the meeting.

Quorum

18.6       The quorum for the transaction of business at a meeting of Directors shall be two (except that if the Board is comprised of a single Director only, then the quorum shall be one) unless the Directors fix some other number.

Chairman or deputy to preside

18.7       The Board may appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

18.8       The chairman, or failing him any deputy chairman (the longest in office taking precedence if more than one is present), shall preside at all Board meetings. If no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting, or is unwilling to act as chairman of the meeting, the Directors present shall choose one of their number to act as chairman of the meeting.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Voting

18.9       A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Recording of dissent

18.10     A Director present at a meeting of Directors shall be presumed to have assented to any action taken at that meeting unless:

(a)         his dissent is entered in the minutes of the meeting; or

(b)         he has filed with the meeting before it is concluded signed dissent from that action; or

(c)         he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A Director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.11     The Directors may pass a resolution in writing without holding a meeting if a number of Directors that would have been sufficient to approve such resolution at a meeting of the Board if all of the Directors had been present at such meeting sign a document (or sign several documents in the like form each signed by one or more of those Directors).

18.12     A written resolution signed by a validly appointed alternate Director need not also be signed by the appointing Director.

18.13     A written resolution signed personally by the appointing Director need not also be signed by his alternate.

18.14     A resolution in writing passed pursuant to Article 18.11, Article 18.12 and/or Article 18.13 shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs (and for the avoidance of doubt, such day may or may not be a Business Day).

Validity of acts of Directors in spite of formal defect

18.15     All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or an alternate Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director or member of the committee, or that any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified and had continued to be a Director or alternate Director and had been entitled to vote.

19          Permissible Directors’ interests and disclosure

19.1       ~~Subject to Article 19.4, a Director may vote at a meeting of Directors on any resolution concerning a matter in which that Director has an interest or duty, whether directly or indirectly, so long as that Director discloses any material interest pursuant to these Articles. The Director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.~~

19.2       ~~For the purposes of the preceding Article:~~

(a)         ~~a general notice that a Director gives to the other Directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and~~

(b)         ~~an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.~~

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

19.3       ~~A Director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.~~

19.4       ~~For so long as Shares are listed on a Designated Stock Exchange, a Director shall not, as a Director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in Shares or debentures or other securities of, or otherwise in or through, the Company) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:~~

(a)         ~~the giving of any security, guarantee or indemnity in respect of:~~

(i)          ~~money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiaries; or~~

(ii)         ~~a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;~~

(b)         ~~where the Company or any of its subsidiaries is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to or may participate;~~

(c)         ~~any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purposes of this Article 19.4 to be a material interest in all circumstances);~~

(d)         ~~any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which he is not accorded as a Director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or~~

(e)         ~~any matter connected with the purchase or maintenance for any Director of insurance against any liability or (to the extent permitted by the Act) indemnities in favour of Directors, the funding of expenditure by one or more Directors in defending proceedings against him or them or the doing of any thing to enable such Director or Directors to avoid incurring such expenditure.~~

19.5       ~~A Director may, as a Director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or which falls within Article 19.4.~~

19.6       A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided the Director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

20          Minutes

20.1       The Company shall cause minutes to be made in books of:

(a)         all appointments of Officers and committees made by the Board and of any such Officer’s remuneration; and

(b)         the names of Directors present at every meeting of the Directors, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

20.2       Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

21          Accounts and audit

21.1       The Directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

21.2       The books of account shall be kept at the registered office of the Company and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or as authorised by the Directors or by Ordinary Resolution. Notwithstanding the foregoing, the Company will provide the Members with its annual audited financial statements.

21.3       Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and begin on 1 January in each year.

Auditors

21.4       The Directors may appoint or remove an Auditor of the Company who shall hold office on such terms as the Directors determine provided that for so long as Shares are listed on a Designated Stock Exchange, such appointment or removal shall be made in accordance with the applicable Designated Stock Exchange Rules.

21.5       At any general meeting convened and held at any time in accordance with these Articles, the Members may, by Ordinary Resolution, remove the Auditor before the expiration of his term of office. If they do so, the Members shall, by Ordinary Resolution, at that meeting appoint another Auditor in his stead for the remainder of his term.

21.6       The Auditors shall examine such books, accounts and vouchers; as may be necessary for the performance of their duties.

21.7       The Auditors shall, if so requested by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Company.

22          Record dates

22.1       Except to the extent of any conflicting rights attached to Shares, the resolution declaring a dividend on Shares of any class, whether it be an Ordinary Resolution of the Members or a Director’s resolution, may specify that the dividend is payable or distributable to the persons registered as the holders of those Shares at the close of business on a particular date, notwithstanding that the date may be a date prior to that on which the resolution is passed.

22.2       If the resolution does so specify, the dividend shall be payable or distributable to the persons registered as the holders of those Shares at the close of business on the specified date in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of the dividend of transferors and transferees of any of those Shares.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

22.3       The provisions of this Article apply, mutatis mutandis, to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

23          Dividends

Source of dividends

23.1       Dividends may be declared and paid out of any funds of the Company lawfully available for distribution.

23.2       Subject to the requirements of the Act regarding the application of a company’s Share premium account and with the sanction of an Ordinary Resolution, dividends may also be declared and paid out of any share premium account.

Declaration of dividends by Members

23.3       Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors.

Payment of interim dividends and declaration of final dividends by Directors

23.4       The Directors may declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

23.5       Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)         Upon determination to pay a dividend or dividends described as interim by the Directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)         Upon declaration of a dividend or dividends described as final by the Directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

23.6       In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)         If the share capital is divided into different classes, the Directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)         The Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)         If the Directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

23.7       Except as otherwise provided by the rights attached to Shares all dividends shall be declared and paid according to the amounts Fully Paid Up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount Fully Paid Up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Right of set off

23.8       The Directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

23.9       If the Directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the Directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)         issue fractional Shares;

(b)         fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)         vest some assets in trustees.

How payments may be made

23.10     A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)         if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)         by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

23.11     For the purposes of Article 23.10(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purposes of Article 23.10(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

23.12     If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)         to the registered address of the Joint Holder of the Share who is named first on the register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)         to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

23.13     Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other monies not to bear interest in absence of special rights

23.14     Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

23.15     If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the Directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

23.16     A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

24          Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve;

24.1       The Directors may resolve to capitalise:

(a)         any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)         any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

24.2       The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)         by paying up the amounts unpaid on that Member’s Shares;

(b)         by issuing Fully Paid Up Shares, debentures or other securities of the Company to that Member or as that Member directs. The Directors may resolve that any Shares issued to the Member in respect of Partly Paid Up Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain Partly Paid Up.

Applying an amount for the benefit of Members

24.3       The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

24.4       Subject to the Act, if a fraction of a Share, a debenture or other security is allocated to a Member, the Directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

25          Share Premium Account

Directors to maintain share premium account

25.1       The Directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time ~~to~~ an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

25.2       The following amounts shall be debited to any share premium account:

(a)         on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)         any other amount paid out of a share premium account as permitted by the Act.

25.3       Notwithstanding the preceding Article, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption or purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

26          Seal

Company seal

26.1       The Company may have a seal if the Directors so determine.

Duplicate seal

26.2       Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the Directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

When and how seal is to be used

26.3       A seal may only be used by the authority of the Directors. Unless the Directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)         by a Director (or his alternate) and the Secretary; or

(b)         by a single Director (or his alternate).

If no seal is adopted or used

26.4       If the Directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)         by a Director (or his alternate) and the Secretary; or

(b)         by a single Director (or his alternate); or

(c)         in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

26.5       The Directors may determine that either or both of the following applies:

(a)         that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)         that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

26.6       If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the Director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

27          Indemnity

27.1       To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)         all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)         without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, wilful default or wilful neglect.

27.2       To the extent permitted by the Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified in Article 27.1 on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Release

27.3       To the extent permitted by the Act, the Company may by Special Resolution release any existing or former Director (including alternate Director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty, fraud, wilful default or wilful neglect.

Insurance

27.4       To the extent permitted by the Act, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty, fraud, wilful default or wilful neglect:

(a)         an existing or former Director (including alternate Director), Secretary or Officer or auditor of:

(i)          the Company;

(ii)         a company which is or was a subsidiary of the Company;

(iii)        a company in which the Company has or had an interest (whether direct or indirect); and

(b)         a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

28          Notices

Form of notices

28.1       Save where these Articles provide otherwise, and subject to the Designated Stock Exchange Rules (to the extent applicable), any notice to be given to or by any person pursuant to these Articles shall be:

(a)         in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)         subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)         where these Articles expressly permit, by the Company by means of a website.

Electronic communications

28.2       A notice may only be given to the Company in an Electronic Record if:

(a)         the Directors so resolve or otherwise accept the notice;

(b)         any Director or Officer provides the ~~resolution states how~~giver of the notice an ~~Electronic Record may be given and, if applicable, specifies an email~~electronic address ~~for the Company; and~~

(c)         ~~the terms of that resolution are notified~~ to ~~the Members for the time being and, if applicable, to those Directors who were absent from the meeting at~~ which the ~~resolution was passed.~~

(d)         ~~If the resolution~~notice may be sent and a notice is ~~revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified~~sent to that address within a reasonable period of time.

28.3       A notice may not be given by Electronic Record to a person other than the Company unless the recipient has ~~notified~~provided the giver of the notice with an Electronic address to which notice may be sent.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

28.4       Subject to the Act ~~(to the extent applicable),~~, the Designated Stock Exchange Rules (to the extent applicable) and to any other rules which the Company is bound to follow, the Company may also send any notice or other document pursuant to these Articles to a Member, without the need for any additional consent or notification, by publishing that notice or other document on ~~a~~the Company’s Website and/or the website ~~where:~~of the Designated Stock Exchange.

(a)         ~~the Company and the Member have agreed to his having access to the notice or document on a website (instead of it being sent to him);~~

(b)         ~~the notice or document is one to which that agreement applies;~~

(c)         ~~the Member is notified (in accordance with any requirements laid down by the Act and, in a manner for the time being agreed between him and the Company for the purpose) of:~~

(i)          ~~the publication of the notice or document on a website;~~

(ii)         ~~the address of that website; and~~

(iii)        ~~the place on that website where the notice or document may be accessed, and how it may be accessed; and~~

(d)         ~~the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Article 28.4 “publication period” means a period of not less than twenty-one days, beginning on the day on which the notification referred to in Article 28.4(c) is deemed sent.~~

Persons entitled to notices

28.5       For so long as the Shares are listed on a Designated Stock Exchange, any notice or other document to be given to a Member may be given by reference to the register of Members as it stands at any time within the period of twenty-one days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Designated Stock Exchange Rules and/or the Designated Stock Exchanges. No change in the register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

Persons authorised to give notices

28.6       A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a Director or company secretary of the Company or a Member.

Delivery of written notices

28.7       Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or Director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

28.8       Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of Members.

Signatures

28.9       A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

28.10     An Electronic Record may be signed by an Electronic Signature.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Evidence of transmission

28.11     A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

28.12     A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

28.13     A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

28.14     A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

28.15     Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

28.16     A notice is given on the date identified in the following table

Method for giving notices	When taken to be given
(A) Personally	At the time and date of delivery
(B) By leaving it at the Member’s registered address	At the time and date it was left
(C) By posting it by prepaid post to the street or postal address of that recipient	48 hours after the date it was posted
(D) By Electronic Record (other than publication on a website), to recipient’s Electronic address	~~immediately~~Immediately upon the time of the transmission by Electronic Record
(E) By publication on ~~a~~the Company’s Website and/or the website of the Designated Stock Exchange	24 hours after the date ~~on which the Member is deemed to have been notified~~ of the publication of the notice or document on the Company’s Website and/or the website of the Designated Stock Exchange

Saving provision

28.17     None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of Directors and written resolutions of Members.

29          Authentication of Electronic Records

Application of Articles

29.1       Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a Director or other Officer of the Company, shall be deemed to be authentic if either Article 29.2 or Article 29.4 applies.

Authentication of documents sent by Members by Electronic means

29.2       An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)         the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

(b)         the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)         Article 29.7 does not apply.

29.3       For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article ~~28~~29.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

29.4       An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)         the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)         the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)         Article 29.7 does not apply.

This Article 29.4 applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

29.5       For example, where a sole Director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that Director unless Article 29.7 applies.

Manner of signing

29.6       For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

29.7       A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)         believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)         believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)         otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting out the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

30          Transfer by way of continuation

30.1       The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)          the Cayman Islands; or

(b)          such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

30.2       To give effect to any resolution made pursuant to the preceding Article, the Directors may cause the following:

(a)          an application be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)          all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

31          Winding up

Distribution of assets in specie

31.1       Subject to Article 31.1A, if the Company is wound up the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)         to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members; and/or

(b)         to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

31.1A    On the winding up of the Company, if the assets available for distribution amongst the Company’s Members shall be more than sufficient to repay the whole of the Share capital at the commencement of the winding up, the surplus shall be distributed amongst the Company’s Members in proportion to the par value of the Shares held by them at the commencement of the winding up, subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If the Company’s assets available for distribution are insufficient to repay all of the Share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by the Company’s ~~shareholders~~Members in proportion to the par value of the Shares held by them.

No obligation to accept liability

31.2       No Member shall be compelled to accept any assets if an obligation attaches to them.

31.3       The Directors are authorised to present a winding up petition

31.4       The Directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

32          Amendment of Memorandum and Articles

Power to change name or amend Memorandum

32.1       Subject to the Act, the Company may, by Special Resolution:

(a)         change its name; or

(b)         change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

Power to amend these Articles

32.2       Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

33          Exclusive forum

33.1       Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the ~~federal securities laws of the United States,~~U.S. Securities Act of 1933, as amended, and/or the U.S. Securities Exchange Act of 1934, as amended (the “Securities Law Actions”), regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any ~~share~~Shares or other securities in the Company shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the Company’s intention.

33.2       Save for such Securities Law Actions, the courts of the Cayman Islands shall have sole and exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to: (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Directors, Officers, other employees or by the Company to its shareholders; (c) any action asserting a claim arising pursuant to any provision of the Companies Act, the Memorandum or the Articles; or (d) any action asserting a claim against the Company concerning its internal affairs. Each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. Without prejudice to any other rights or remedies that the Company may have, each Member acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

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APPENDIX A — FORM OF SIXTH AMENDED AND RESTATED M&AA

~~Schedule A~~

~~Lock-Up Shareholders~~

1.           ~~Webull Partners Limited~~

2.           ~~Tianjin Zhiying Enterprise Management Partnership (Limited Partnership) 天津致盈企业管理合伙企业（有限合伙）~~

3.           ~~Tianjin Jinmi Investment Partnership (Limited Partnership) 天津金米投资合伙企业（有限合伙）~~

4.           ~~Tianjin Mobai Xinyuan Management Consulting Partnership (Limited Partnership) 天津墨白信远管理咨询合伙企业（有限合伙）~~

5.           ~~Tianjin Honghe Business Management Consulting Partnership (Limited Partnership) 天津弘合企业管理咨询合伙企业（有限合伙）~~

6.           ~~Tianjin Yirong Business Management Consulting Partnership (Limited Partnership) 天津熠荣企业管理咨询合伙企业（有限合伙）~~

7.           ~~Changxing Boyi Equity Investment Fund Management Centre (Limited Partnership) 长兴博弈股权投资基金管理中心（有限合伙）~~

8.           ~~HongHe Venture Fund I, L.P.~~

9.           ~~Anji Boye Investment Partnership (Limited Partnership) 安吉博烨投资合伙企业（有限合伙）~~

10.         ~~Lishui Bojiang Chuangfu 2nd Equity Investment Partnership (Limited Partnership) 丽水博将创富二号股权投资合伙企业（有限合伙）~~

11.         ~~Tianjin Mobai Fuxing Management Consulting Partnership (Limited Partnership) 天津墨白赋兴管理咨询合伙企业（有限合伙）~~

12.         ~~Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership) 天津诺峰企业管理咨询合伙企业（有限合伙）~~

13.         ~~PEAK6 Group LLC~~

14.         ~~SIG Global China Fund I, LLLP~~

15.         ~~WBL Holding LP~~

16.         ~~HS Investments IV Limited~~

17.         ~~LIGHTSPEED OPPORTUNITY FUND, L.P.~~

18.         ~~RIT CAPITAL PARTNERS PLC~~

19.         ~~JR-GFG LLC~~

20.         ~~WB-UDD2021 LP~~

21.         ~~JRG WB9 LTD~~

22.         ~~Coatue PE Asia 55 LLC~~

23.         ~~WBL2 Holdings Limited~~

24.         ~~GENERAL ATLANTIC SINGAPORE WB PTE. LTD.~~

25.         ~~Water Castle Az Inc.~~

26.         ~~NotNull Inc.~~

27.         ~~Internet Fund VII Pte. Ltd.~~

28.         ~~HSG Growth VI Holdco F, Ltd. (formerly known as SCC Growth VI Holdco F, Ltd.)~~

~~Expansion Project Technologies Holding 4 SPV RSC Ltd~~

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APPENDIX B — 2026 EMPLOYEE SHARE PURCHASE PLAN

WEBULL CORPORATION 2026 EMPLOYEE SHARE PURCHASE PLAN

Section 1.    PURPOSE

The purpose of the Plan is to provide an opportunity for Employees of Webull Corporation, a Cayman Islands exempted company (“Sponsor”) and its Participating Subsidiaries (collectively, the “Company”), to purchase Ordinary Shares of Sponsor and thereby to have an additional incentive to contribute to the prosperity of the Company. It is the intention of the Company that the Plan (excluding any sub-plans thereof except as expressly provided in the terms of such sub-plan) qualify as an “Employee Stock Purchase Plan” under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the Plan shall be administered in accordance with this intent. In addition, the Plan authorizes the grant of options pursuant to sub-plans or special rules adopted by the Committee designed to achieve desired tax or other objectives in particular locations outside of the United States or to achieve other business objectives in the determination of the Committee, which sub-plans shall not be required to comply with the requirements of Code Section 423 or all of the specific provisions of the Plan, including but not limited to terms relating to eligibility, Offering Periods or Purchase Price.

Section 2.    DEFINITIONS

(a)     “Applicable Law” shall mean the legal requirements relating to the administration of an employee share purchase plan under applicable U.S. state corporate laws, U.S. federal and applicable state securities laws, the Code, any share exchange rules or regulations and the applicable laws of any other country or jurisdiction, as such laws, rules, regulations and requirements shall be in place from time to time.

(b)    “Board” shall mean the Board of Directors of Sponsor.

(c)     “Code” shall mean the Internal Revenue Code of 1986, as such is amended from time to time, and any reference to a section of the Code shall include any successor provision of the Code.

(d)    “Commencement Date” shall mean, with respect to a given Offering Period, the first Trading Day during such Offering Period.

(e)     “Committee” shall mean the Compensation Committee of the Board (or any successor committee) or the officer, officers or committee appointed by the Compensation Committee in accordance with Section 15 of the Plan (to the extent of the duties and responsibilities delegated by the Compensation Committee of the Board).

(f)     “Ordinary Share” shall mean a Class A ordinary share of Sponsor, par value $0.00001 per share, or any securities into which such Ordinary Shares may be converted.

(g)    “Compensation” shall mean the total compensation paid by the Company to an Employee with respect to an Offering Period, including salary, commissions, overtime, shift differentials, and all or any portion of any item of compensation considered by the Company to be part of the Employee’s regular earnings, but excluding items not considered by the Company to be part of the Employee’s regular earnings. Items excluded from the definition of “Compensation” include but are not limited to such items as relocation bonuses, expense reimbursements, certain bonuses paid in connection with mergers and acquisitions, author incentives, recruitment and referral bonuses, foreign service premiums, differentials and allowances, imputed income pursuant to Code Section 79, income realized as a result of participation in any stock option, restricted stock, restricted stock unit, stock purchase or similar equity plan maintained by Sponsor or a Participating Subsidiary, and tuition and other reimbursements. The Committee shall have the authority to determine and approve all forms of pay to be included in the definition of Compensation and may change the definition on a prospective basis.

(h)    “Effective Date” shall mean January 1, 2026.

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APPENDIX B — 2026 EMPLOYEE SHARE PURCHASE PLAN

(i)     “Employee” shall mean an individual classified as an employee (within the meaning of Code Section 3401(c) and the regulations thereunder) by Sponsor or a Participating Subsidiary on Sponsor’s or such Participating Subsidiary’s payroll records during the relevant participation period. Notwithstanding the foregoing, no employee of Sponsor or a Participating Subsidiary shall be included within the definition of “Employee” if such person’s customary employment is for less than twenty (20) hours per week or for less than five (5) months per year. Individuals classified as independent contractors, consultants or advisers are not considered “Employees.”

(j)     “Enrollment Period” shall mean, with respect to a given Offering Period, that period established by the Committee prior to the commencement of such Offering Period during which Employees may elect to participate in order to purchase Ordinary Shares at the end of that Offering Period in accordance with the terms of this Plan.

(k)    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, and any reference to a section of the Exchange Act shall include any successor provision of the Exchange Act.

(l)     “Market Value” on a given date of determination (e.g., a Commencement Date or Purchase Date, as appropriate) means, as of any date, the value of the Ordinary Share determined as follows:

(i)     If the Ordinary Shares are listed on any established stock exchange or traded on any established market, the Market Value of Ordinary Shares as of any date of determination will be, unless otherwise determined by the Board or Committee, the closing sales price for such shares as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Ordinary Shares) on the date of determination, as reported in a source the Board or Committee deems reliable.

(ii)    Unless otherwise provided by the Board or Committee, if there is no closing sales price for the Ordinary Shares on the date of determination, then the Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii)   In the absence of such markets for the Ordinary Shares, the Market Value will be determined by the Board or Committee in good faith.

(m)   “Offering Period” shall mean a period of no more than twenty-seven (27) months at the end of which an option granted pursuant to the Plan shall be exercised. The Plan shall be implemented by a series of Offering Periods with terms established by the Committee in accordance with the Plan. Once established, the duration and timing of Offering Periods may be changed or modified by the Committee as permitted by the Plan.

(n)    “Offering Price” shall mean the Market Value of an Ordinary Share on the Commencement Date for a given Offering Period.

(o)    “Participant” shall mean a participant in the Plan as described in Section 5 of the Plan.

(p)    “Participating Subsidiary” shall mean a Subsidiary that has been designated by the Committee in its sole discretion as eligible to participate in the Plan with respect to its Employees.

(q)    “Plan” shall mean this 2026 Employee Share Purchase Plan, including any sub-plans or appendices hereto.

(r)     “Purchase Date” shall mean the last Trading Day of each Offering Period.

(s)     “Purchase Price” shall have the meaning set out in Section 8(b).

(t)     “Securities Act” shall mean the U.S. Securities Act of 1933, as amended from time to time, and any reference to a section of the Securities Act shall include any successor provision of the Securities Act.

(u)    “Shareholder” shall mean any person or persons entered on the register of members of the Sponsor from time to time as the holder of an Ordinary Share.

(v)    “Subsidiary” shall mean any entity treated as a corporation (other than Sponsor) in an unbroken chain of corporations beginning with Sponsor, within the meaning of Code Section 424(f), whether or not such corporation now exists or is hereafter organized or acquired by Sponsor or a Subsidiary.

(w)    “Trading Day” shall mean a day on which U.S. national stock exchanges are open for trading and the Ordinary Shares are being publicly traded on one or more of such markets.

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APPENDIX B — 2026 EMPLOYEE SHARE PURCHASE PLAN

Section 3.    ELIGIBILITY

(a)     Any Employee employed by Sponsor or by any Participating Subsidiary at the beginning of an Enrollment Period for a given Offering Period shall be eligible to participate in the Plan with respect to such Offering Period and future Offering Periods, provided that the Committee may establish administrative rules requiring that employment commence some minimum period (not to exceed 90 days) prior to an Enrollment Period and/or that customary employment exceed a specified number of hours or period during a calendar year to be eligible to participate with respect to the associated Offering Period. The Committee may also determine that a designated group of highly compensated Employees is ineligible to participate in the Plan so long as the excluded category fits within the definition of “highly compensated employee” in Code Section 414(q). If the Committee does not establish different rules with respect to an Offering Period, the minimum period of employment that must be completed prior to the beginning of an Enrollment Period shall be five (5) working days.

(b)    No Employee may participate in the Plan if immediately after an option is granted the Employee owns or is considered to own (within the meaning of Code Section 424(d)) Ordinary Shares, including Ordinary Shares which the Employee may purchase by conversion of convertible securities or under outstanding options granted by Sponsor or its Subsidiaries, possessing five percent (5%) or more of the total combined voting power or value of all classes of Ordinary Shares of Sponsor or of any of its Subsidiaries. All Employees who participate in the Plan shall have the same rights and privileges under the Plan, except for differences that may be mandated by local law and that are consistent with Code Section 423(b)(5); provided that individuals participating in a sub-plan adopted pursuant to Section 16 which is not designed to qualify under Code Section 423 need not have the same rights and privileges as Employees participating in the Code Section 423 Plan. No Employee may participate in more than one Offering Period at a time.

Section 4.    OFFERING PERIODS

The Plan shall be implemented by a series of Offering Periods, which shall possess terms specified by the Committee in accordance with the terms of the Plan. Offering Periods shall continue until the Plan is terminated pursuant to Section 14 hereof. Once established, the Committee shall have the authority to change the frequency and/or duration of Offering Periods (including the Commencement Dates thereof) with respect to future Offering Periods if such change is announced prior to the scheduled occurrence of the Enrollment Period for the first Offering Period to be affected thereafter. If the Committee does not establish different rules with respect to an Offering Period, then the duration of an Offering Period shall be six (6) months and there shall be no overlapping Offering Periods.

Section 5.    PARTICIPATION

(a)     An Employee who is eligible to participate in the Plan in accordance with its terms at the beginning of an Enrollment Period for an Offering Period and elects to participate in such Offering Period shall automatically receive an option in accordance with Section 8(a). Such an Employee shall become a Participant by completing and submitting, on or before the date prescribed by the Committee with respect to a given Offering Period, a completed payroll deduction authorization and Plan enrollment form provided by Sponsor or its Participating Subsidiaries or by following an electronic or other enrollment process as prescribed by the Committee. An eligible Employee may authorize payroll deductions at the rate of any whole percentage of the Employee’s Compensation, not to be less than one percent (1.0%) and not to exceed fifteen percent (15.0%) of the Employee’s Compensation (or such other percentages as the Committee may establish from time to time before an Enrollment Period for a future Offering Period) of such Employee’s Compensation on each payday during the Offering Period. All payroll deductions will be held in a general corporate account or a trust account. No interest shall be paid or credited to the Participant with respect to such payroll deductions. Sponsor shall maintain or cause to be maintained a separate bookkeeping account for each Participant under the Plan and the amount of each Participant’s payroll deductions shall be credited to such account. A Participant may not make any additional payments into such account, unless payroll deductions are prohibited under Applicable Law, in which case the provisions of Section 5(b) of the Plan shall apply.

(b)    Notwithstanding any other provisions of the Plan to the contrary, in locations where local law prohibits payroll deductions, an eligible Employee may elect to participate through contributions to his or her account under the Plan in a form acceptable to the Committee. In such event, any such Employees shall be deemed to be participating in a sub-plan, unless the Committee otherwise expressly provides that such Employees shall be

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APPENDIX B — 2026 EMPLOYEE SHARE PURCHASE PLAN

treated as participating in the Plan. Under procedures and at times established by the Committee, a Participant may withdraw from the Plan during an Offering Period, by completing and filing a new payroll deduction authorization and Plan enrollment form with the Company or by following electronic or other procedures prescribed by the Committee. If a Participant withdraws from the Plan during an Offering Period, he or she may elect to have their accumulated payroll deductions refunded to the Participant without interest, and his or her right to participate in the current Offering Period will be automatically terminated and no further payroll deductions for the purchase of Ordinary Shares will be made during the Offering Period. Any Participant who wishes to withdraw from the Plan during an Offering Period, must complete the withdrawal procedures prescribed by the Committee, subject to any rules established by the Committee, or changes to such rules, pertaining to the timing of withdrawals, limiting the frequency with which Participants may withdraw and re-enroll in the Plan, or imposing a waiting period on Participants wishing to re-enroll following withdrawal.

(c)     A Participant may not increase, decrease or otherwise change his or her rate of contribution through payroll deductions or otherwise during a given Offering Period.

Section 6.    TERMINATION OF EMPLOYMENT

In the event any Participant terminates employment with Sponsor and its Participating Subsidiaries for any reason (including death) prior to the expiration of an Offering Period, the Participant’s participation in the Plan shall immediately terminate and all amounts credited to the Participant’s account shall be paid to the Participant or, in the case of death, to the Participant’s heirs or estate, without interest. Whether a termination of employment has occurred shall be determined by the Committee. The Committee may also establish rules regarding when leaves of absence or changes of employment status will be considered to be a termination of employment, including rules regarding transfer of employment among Participating Subsidiaries, Subsidiaries and Sponsor, and the Committee may establish termination-of-employment procedures for this Plan that are independent of similar rules established under other benefit plans of Sponsor and its Subsidiaries; provided that such procedures are not in conflict with the requirements of Code Section 423.

Section 7.    SHARES

Subject to adjustment as set forth in Section 11, the aggregate number of Ordinary Shares that may be issued under the Plan shall be 5,000,000 Ordinary Shares (the “Share Reserve”).

Subject to adjustment as set forth in Section 11, the maximum number of Ordinary Shares that may be issued to any Employee in a given Offering Period shall be five thousand (5,000) Ordinary Shares. The Committee may change this limitation at any time on a prospective basis to apply to future Offering Periods. If, on a given Purchase Date, the number of shares with respect to which options are to be exercised exceeds either maximum, the Committee shall make, as applicable, such adjustment or pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

Section 8.    OFFERING

(a)     On the Commencement Date relating to each Offering Period, each eligible Employee, whether or not such Employee has elected to participate as provided in Section 5(a), shall be granted an option to purchase a number of whole Ordinary Shares (as adjusted as set forth in Section 11) established by the Committee, which may be purchased with the payroll deductions accumulated on behalf of such Employee during each Offering Period at the purchase price specified in Section 8(b) below, subject to the additional limitation that no Employee participating in the Plan shall be granted an option to purchase Ordinary Shares under the Plan if such option would permit his or her rights to purchase shares under all employee stock purchase plans (described in Code Section 423) of Sponsor and its Subsidiaries to accrue at a rate which exceeds U.S. twenty-five thousand dollars (U.S. $25,000) of the Market Value of such Ordinary Shares (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time. For purposes of the Plan, an option is “granted” on a Participant’s Commencement Date. An option will expire upon the earliest to occur of (i) the termination of a Participant’s participation in the Plan or such Offering Period (ii) the beginning of a subsequent Offering Period in which such Participant is participating; or (iii) the termination of the Offering Period. This Section 8(a) shall be interpreted so as to comply with Code Section 423(b)(8).

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APPENDIX B — 2026 EMPLOYEE SHARE PURCHASE PLAN

(b)    The Purchase Price under each option shall be with respect to an Offering Period the lower of (i) a percentage (not less than eighty-five percent (85%)) (“Designated Percentage”) of the Offering Price, or (ii) the Designated Percentage of the Market Value of an Ordinary Share on the Purchase Date on which the Ordinary Shares are purchased; provided that the Purchase Price may be adjusted by the Committee pursuant to Sections 11 or 12 in accordance with Code Section 424(a). For a given Offering Period, the Designated Percentage shall be established no later than the beginning of the Enrollment Period for such Offering Period. The Committee may change the Designated Percentage with respect to any future Offering Period, but not to below eighty-five percent (85%), and the Committee may determine with respect to any prospective Offering Period that the Purchase Price shall be the Designated Percentage of the Market Value of a share of the Ordinary Shares solely on the Purchase Date. If the Committee does not establish the Designated Percentage prior to the beginning of the Enrollment Period for a given Offering Period, the Designated Percentage for such Offering Period shall be eighty-five percent (85%).

Section 9.    PURCHASE OF SHARES

Unless a Participant withdraws from the Plan as provided in Section 5(b), terminates employment prior to the end of an Offering Period as provided in Section 6, or except as provided in Sections 7, 12 or 14(b), upon the expiration of each Offering Period, a Participant’s option shall be exercised automatically for the purchase of that number of whole Ordinary Shares which the accumulated payroll deductions credited to the Participant’s account at that time shall purchase at the applicable price specified in Section 8(b) in accordance with the terms of the Plan, including Section 7. Notwithstanding the foregoing, Sponsor or its Participating Subsidiary may make such provisions and take such action as it deems necessary or appropriate for the withholding of taxes and/or social insurance and/or other amounts which Sponsor or its Participating Subsidiary determines is required by Applicable Law. Each Participant, however, shall be responsible for payment of all individual tax liabilities arising under the Plan. The Ordinary Shares purchased upon exercise of an option hereunder shall be considered for tax purposes to be sold to the Participant on the Purchase Date. A Participant’s option to purchase Ordinary Shares hereunder is exercisable only by him or her.

Section 10.    PAYMENT AND DELIVERY

As soon as practicable after the exercise of an option, Sponsor shall deliver or cause to have delivered to the Participant a record of the Ordinary Shares purchased and the balance of any amount of payroll deductions credited to the Participant’s account not used for the purchase of Ordinary Shares, except as specified below. The Committee may permit or require that shares be deposited directly with a broker designated by the Committee or to a designated agent of the Company, and the Committee may utilize electronic or automated methods of share transfer. The Committee may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. Sponsor or its Participating Subsidiary shall retain the amount of payroll deductions used to purchase Ordinary Shares as full payment for the Ordinary Shares and the Ordinary Shares shall then be fully paid and non-assessable. No Participant shall have any voting, dividend, or other shareholder rights with respect to shares subject to any option granted under the Plan until the shares subject to the option have been purchased and delivered to the Participant as provided in this Section 10. The Committee may in its discretion direct Sponsor to retain in a Participant’s account for the subsequent Offering Period any payroll deductions which are not sufficient to purchase a whole share of Ordinary Shares or return such amount to the Participant. Any other amounts left over in a Participant’s account after a Purchase Date shall be returned to the Participant. If the Committee does not establish different rules with respect to an Offering Period, then all amounts left over in a Participant’s account after a Purchase Date shall be returned to the Participant.

Section 11.    RECAPITALIZATION

Subject to any required action by the Shareholders of Sponsor, if there is any change in the outstanding Ordinary Shares or other securities of Sponsor because of a merger, consolidation, spin-off, reorganization, recapitalization, dividend in property other than cash, extraordinary dividend whether in cash and/or other property, share split, reverse share split, stock dividend, liquidating dividend, combination or reclassification of the Ordinary Shares or other securities (including any such change in the number of Ordinary Shares or other securities effected in connection with a change in domicile of Sponsor), or any other increase or decrease in the number of Ordinary Shares or other securities effected without receipt of consideration by Sponsor, provided that conversion of any convertible securities of Sponsor shall not be deemed to have been “effected without receipt of consideration,” the type and number of securities covered by each option under the Plan which has not yet been exercised and the type and number of securities which have

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APPENDIX B — 2026 EMPLOYEE SHARE PURCHASE PLAN

been authorized and remain available for issuance under the Plan, as well as the maximum number of securities which may be purchased by a Participant in an Offering Period, and the price per share covered by each option under the Plan which has not yet been exercised, shall be appropriately and proportionally adjusted by the Board, and the Board shall take any further actions which, in the exercise of its discretion, may be necessary or appropriate under the circumstances. The Board’s determinations under this Section 11 shall be conclusive and binding on all parties.

Section 12.    MERGER, LIQUIDATION, OTHER CORPORATE TRANSACTIONS

(a)     In the event of the proposed liquidation or dissolution of Sponsor, the Offering Period will terminate immediately prior to the consummation of such proposed transaction, unless otherwise provided by the Board in its sole discretion, and all outstanding options shall automatically terminate and the amounts of all payroll deductions will be refunded without interest to the Participants.

(b)    In the event of a proposed sale of all or substantially all of the assets of Sponsor, or the merger or consolidation or similar combination of Sponsor with or into another entity, then in the sole discretion of the Board, (1) each option shall be assumed or an equivalent option shall be substituted by the successor corporation or parent or subsidiary of such successor entity, (2) on a date established by the Board on or before the date of consummation of such merger, consolidation, combination or sale, such date shall be treated as a Purchase Date, and all outstanding options shall be exercised on such date or (3) all outstanding options shall terminate and the accumulated payroll deductions will be refunded without interest to the Participants.

Section 13.    TRANSFERABILITY

Neither payroll deductions credited to a Participant’s bookkeeping account nor any rights to exercise an option or to receive Ordinary Shares under the Plan may be voluntarily or involuntarily assigned, transferred, pledged, or otherwise disposed of in any way, and any attempted assignment, transfer, pledge, or other disposition shall be null and void and without effect. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interests under the Plan, other than as permitted by the Code, such act shall be treated as an election by the Participant to discontinue participation in the Plan pursuant to Section 5(b).

Section 14.    AMENDMENT OR TERMINATION OF THE PLAN

(a)     The Plan shall continue from the Effective Date until the time that the Plan is terminated in accordance with Section 14(b).

(b)    The Board or the Committee may, in its sole discretion, insofar as permitted by law, terminate or suspend the Plan, or revise or amend it in any respect whatsoever, except that, without approval of the Shareholders, no such revision or amendment shall increase the number of shares subject to the Plan, other than an adjustment under Section 11 of the Plan, or make other changes for which Shareholders approval is required under Applicable Law. Upon a termination or suspension of the Plan, the Board may in its discretion (i) return without interest, the payroll deductions credited to Participants’ accounts to such Participants or (ii) set an earlier Purchase Date with respect to an Offering Period then in progress.

Section 15.    ADMINISTRATION

The Board has appointed the Compensation Committee of the Board to administer the Plan (the “Committee”), who will serve for such period of time as the Board may specify and whom the Board may remove at any time. The Committee will have the authority and responsibility for the day-to-day administration of the Plan, the authority and responsibility specifically provided in this Plan and any additional duty, responsibility and authority delegated to the Committee by the Board, which may include any of the functions assigned to the Board in this Plan. The Committee may delegate to a sub-committee and/or to an officer or officers or employees of Sponsor the day-to-day administration of the Plan. The Committee shall have full power and authority to adopt, amend and rescind any rules and regulations which it deems desirable and appropriate for the proper administration of the Plan, to construe and interpret the provisions and supervise the administration of the Plan, to make factual determinations relevant to Plan entitlements and to take all action in connection with administration of the Plan as it deems necessary or advisable, consistent with the delegation from the Board. Decisions of the Committee shall be final and binding upon all Participants. Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting of the Committee duly held. The Company shall pay all expenses incurred in the administration of the Plan.

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APPENDIX B — 2026 EMPLOYEE SHARE PURCHASE PLAN

Section 16.    COMMITTEE RULES FOR FOREIGN JURISDICTIONS

The Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy and security, payroll tax, withholding procedures and handling of share certificates which vary with local requirements; however, if such varying provisions are not in accordance with the provisions of Code Section 423(b), including but not limited to the requirement of Code Section 423(b)(5) that all options granted under the Plan shall have the same rights and privileges unless otherwise provided under the Code and the regulations promulgated thereunder, then the individuals affected by such varying provisions shall be deemed to be participating under a sub-plan and not in the Plan. The Committee may also adopt sub-plans applicable to particular Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Code Section 423 and shall be deemed to be outside the scope of Code Section 423 unless the terms of the sub-plan provide to the contrary. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 7, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan. The Committee shall not be required to obtain the approval of the Shareholders prior to the adoption, amendment or termination of any sub-plan unless required by the laws of the foreign jurisdiction in which Employees participating in the sub-plan are located.

Section 17.    SECURITIES LAWS REQUIREMENTS

(a)     No option granted under the Plan may be exercised to any extent unless the Ordinary Shares to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, applicable state and foreign securities laws and the requirements of any stock exchange upon which the Ordinary Shares may then be listed, subject to the approval of counsel for the Company with respect to such compliance. If on a Purchase Date in any Offering Period hereunder, the Plan is not so registered or in such compliance, options granted under the Plan which are not in material compliance shall not be exercised on such Purchase Date, and the Purchase Date shall be delayed until the Plan is subject to such an effective registration statement and such compliance, except that the Purchase Date shall not be delayed more than twelve (12) months and the Purchase Date shall in no event be more than twenty-seven (27) months from the Commencement Date relating to such Offering Period. If, on the Purchase Date of any offering hereunder, as delayed to the maximum extent permissible, the Plan is not registered and in such compliance, options granted under the Plan which are not in material compliance shall not be exercised and all payroll deductions accumulated during the Offering Period (reduced to the extent, if any, that such deductions have been used to acquire Ordinary Shares) shall be returned to the Participants, without interest. The provisions of this Section 17 shall comply with the requirements of Code Section 423(b)(5) to the extent applicable.

(b)    As a condition to the exercise of an option, Sponsor may require the person exercising such option to represent and warrant at the time of any such exercise that the Ordinary Shares are being purchased only for investment and without any present intention to sell or distribute such Ordinary Shares if, in the opinion of counsel for Sponsor, such a representation is required by any of the aforementioned applicable provisions of law.

Section 18.    GOVERNMENTAL REGULATIONS

This Plan and Sponsor’s obligation to sell and deliver Ordinary Shares under the Plan shall be subject to the approval of any governmental authority required in connection with the Plan or the authorization, issuance, sale, or delivery of shares hereunder.

Section 19.    NO ENLARGEMENT OF EMPLOYEE RIGHTS

Nothing contained in this Plan shall be deemed to give any Employee or other individual the right to be retained in the employ or service of Sponsor or any Participating Subsidiary or to interfere with the right of Sponsor or Participating Subsidiary to discharge any Employee or other individual at any time, for any reason or no reason, with or without notice.

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APPENDIX B — 2026 EMPLOYEE SHARE PURCHASE PLAN

Section 20.    GOVERNING LAW

This Plan shall be construed in accordance with and governed by the laws of the Cayman Islands.

Section 21.    EFFECTIVE DATE

This Plan shall be effective on the Effective Date, subject to approval of the Shareholders of Sponsor within twelve (12) months before or after its date of adoption by the Board.

Section 22.    REPORTS

Individual accounts shall be maintained for each Participant in the Plan. Statements of account shall be made available to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Ordinary Shares purchased and the remaining cash balance, if any.

Section 23.    DESIGNATION OF BENEFICIARY FOR OWNED SHARES

With respect to Ordinary Shares purchased by the Participant pursuant to the Plan and held in an account maintained by Sponsor or its assignee on the Participant’s behalf, the Participant may be permitted to file a written designation of beneficiary, who is to receive any shares and cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to the end of an Offering Period but prior to delivery to him or her of such shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to the Purchase Date of an Offering Period. If a Participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective, to the extent required by local law. The Participant (and if required under the preceding sentence, his or her spouse) may change such designation of beneficiary at any time by written notice. Subject to local legal requirements, in the event of a Participant’s death, Sponsor or its assignee shall deliver any Ordinary Shares and/or cash to the designated beneficiary. Subject to local law, in the event of the death of a Participant and in the absence of a beneficiary validly designated who is living at the time of such Participant’s death, Sponsor shall deliver such Ordinary Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of Sponsor), Sponsor in its sole discretion, may deliver (or cause its assignee to deliver) such Ordinary Shares and/or cash to the spouse, or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to Sponsor, then to such other person as Sponsor may determine. The provisions of this Section 23 shall in no event require Sponsor to violate local law, and Sponsor shall be entitled to take whatever action it reasonably concludes is desirable or appropriate in order to transfer the assets allocated to a deceased Participant’s account in compliance with local law.

Section 24.    ADDITIONAL RESTRICTIONS UNDER RULE 16b-3

The terms and conditions of options granted hereunder to, and the purchase of Ordinary Shares by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3. This Plan shall be deemed to contain, and such options shall contain, and the Ordinary Shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions, if any, as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

Section 25.    NOTICES

All notices or other communications by a Participant to Sponsor or the Committee under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by Sponsor or the Committee at the location, or by the person, designated by Sponsor for the receipt thereof.

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